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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For September 22, 2003

ALLIED DOMECQ PLC

(Exact name of Registrant as specified in its Charter)

ALLIED DOMECQ PLC

(Translation of Registrant's name into English)

The Pavilions
Bridgwater Road
Bedminster Down
Bristol BS13 8AR
England

(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

        Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes: ☐        No: ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This is an important document and requires your immediate attention.

If you are in any doubt as to how to act, you should consult your broker, financial adviser or legal adviser as soon as possible.

Offer

by

Allied Domecq Wines Australia Pty Ltd ACN 106 330 394

a wholly owned subsidiary of

Allied Domecq PLC

to purchase all of your ordinary shares in

Peter Lehmann Wines Limited

ACN 059 347 910

for

$3.85 a share
or $4.00 a share if Allied Domecq Wines Australia Pty Ltd
and its associates have a relevant interest in at least 90% (by number)
of shares at the end of the Offer Period.

Please call the toll-free Peter Lehmann Wines Offer Information Line on 1300 766 699 (callers in
Australia) or +61 2 9240 7458 (callers outside Australia) if you require assistance. For legal reasons calls to these numbers will be recorded.

Important dates

Date Bidder's Statement was lodged with ASIC and date of Bidder's Statement	22 September 2003
Date of Offer	2003
Offer closes (unless extended)	6.00pm (Sydney time) on 2003

Contacts

Share registry for the Offer	Toll-free Peter Lehmann Wines Offer Information Line*
Computershare Investor Services Pty Limited Level 3 60 Carrington Street Sydney NSW 2000	1300 766 699 Callers outside Australia should call +61 2 9240 7458 (normal call charges apply).

*
For legal reasons calls to these telephone numbers will be recorded.

Important notices

        This Bidder's Statement is given by Allied Domecq Wines Australia Pty Ltd ACN 106 330 394, a wholly owned subsidiary of Allied Domecq PLC (registered in England and Wales under company number 3771147), to Peter Lehmann Wines Limited ACN 059 347 910 under Part 6.5 of the Corporations Act.

        A copy of this Bidder's Statement was lodged with the Australian Securities and Investments Commission (ASIC) on 22 September 2003. ASIC takes no responsibility for the content of this Bidder's Statement.

        This Bidder's Statement constitutes only general advice (within the meaning of section 766B(4) of the Corporations Act) and does not take into account your individual investment objectives, financial situation or particular needs. You may wish to seek independent financial and taxation advice before making a decision whether to accept the Offer.

        All Allied Domecq Group brands mentioned in this Bidder's Statement are trademarks and are registered and/or otherwise protected in accordance with applicable law.

Defined terms

        A number of defined terms are used in this booklet.

        See section 10.1 for these defined terms.

WHY YOU SHOULD ACCEPT THE OFFER

THE OFFER PRICE IS VERY ATTRACTIVE RELATIVE TO PLW'S SHARE PRICE PERFORMANCE

  •
  PLW Shares have only closed above the higher offer price of $4.00 once in the 12 months prior to 29 August 2003 (being the date on which the Hess Offer was announced).

  •
  At the higher price of $4.00 per PLW Share, the Offer represents a 16.3% premium to the closing price of PLW Shares on the ASX on 28 August 2003 (the day before the Hess Offer was announced) and a 33.3% premium to the six month volume weighted average price prior to that date(1).

  •
  At the lower price of $3.85 per PLW Share, the Offer represents an 11.9% premium to the closing price of PLW Shares on the ASX on 28 August 2003 (the day before the Hess Offer was announced) and a 28.3% premium to the six month volume weighted average price prior to that date(2).

THE OFFER REPRESENTS A HIGH MULTIPLE OF EARNINGS

  •
  At the higher price of $4.00, the Offer represents a multiple of 19.8 times PLW's 2003 reported EBITDA(3).

  •
  At the lower price of $3.85, the Offer represents a multiple of 19.2 times PLW's 2003 reported EBITDA.

(1)
Using a six month volume weighted average price of $3.00 (rounded to two decimal places). The amount has been calculated using daily closing price weighted by daily volume over the period from 28 February 2003 to 28 August 2003.

(2)
Using a six month volume weighted average price of $3.00 (rounded to two decimal places). The amount has been calculated using daily closing price weighted by daily volume over the period from 28 February 2003 to 28 August 2003.

(3)
The multiple is calculated by dividing enterprise value by EBITDA, using FY2003 EBITDA of $9,182,000 (refer to consolidated financial accounts for PLW Group for the year ended 30 June 2003). Enterprise value is calculated on a fully-diluted basis.

  •
  These multiples exceed the multiples at which a number of other Australian wine companies are trading on the ASX and compares very favourably with prices offered in comparable transactions in the sector.

Trailing 12 Month EBITDA Multiples

Australian Wine Companies(4)	Similar Transactions(5)

Source: Company filings and periodic reports. Wine company trading multiples are based on closing prices of quoted companies on ASX on 17 September 2003.

(4)
EBITDA for Southcorp and Foster's excludes significant items.

(5)
Trailing EBITDA period dependent on company financial year end. EBITDA for Evans & Tate/Cranswick multiple calculation excludes significant items.

THE OFFER REPRESENTS A SUBSTANTIAL PREMIUM TO THE HESS OFFER

  •
  At the higher price of $4.00, the Offer represents a 14.3% premium to the price offered by Hess Group Australia.

  •
  At the lower price of $3.85, the Offer represents a 10.0% premium to the price offered by Hess Group Australia.

YOU WILL RECEIVE A SUBSTANTIAL PREMIUM, IN CASH, FOR YOUR PLW SHARES AND INCUR NO BROKERAGE

  •
  By accepting the Offer you will (subject to the satisfaction of the conditions of the Offer), receive:

  •
  $3.85 cash per share; or

  •
  $4.00 cash per share if Bidder and its associates have a relevant interest in at least 90% (by number) of PLW Shares at the end of the Offer Period.

  •
  You will not incur any brokerage costs (if you were to sell Your PLW Shares through a broker, you may incur brokerage costs and GST on those costs).

THE FUTURE SUCCESS OF PLW WILL BE ASSURED

        This Offer is in the best interests of all shareholders and gives the PLW brands, under new ownership, the opportunity to grow and achieve greater success.

1      Summary of the Offer and how to accept it

The Offer	Bidder offers to buy all of Your PLW Shares for:
• $3.85 cash per share; or

•             $4.00 cash per share if Bidder and its associates have a relevant interest in at least 90% (by number) of the PLW Shares at the end of the Offer Period,

on the terms set out in section 9 of this Bidder's Statement.
Closing Date	The Offer is scheduled to close at 6:00pm (Sydney time) on 2003.
Payment Date
Generally, if you accept the Offer, you will be paid one month after the later of the date you accept and the date the Offer becomes, or is declared, unconditional and, in any event, no later than 21 days after the Offer closes.
Full details of when payments will be made by Bidder are set out in section 9.5.
No Brokerage Costs	You will not pay any brokerage costs if you accept the Offer. These costs will be borne by Bidder.
Conditions	The Offer is subject to a number of conditions, namely:
• 51% minimum acceptance;
• FIRB approval;
• material change conditions; and
• no prescribed occurrences.
Full details of all of the conditions are set out in section 9.6.
How to accept	You may only accept the Offer for all of Your PLW Shares. To accept the Offer:
•
if Your PLW Shares are held on PLW's issuer sponsored subregister (which will be evidenced by an "I" appearing next to your holder number on the Acceptance Form), complete and sign the Acceptance Form enclosed with this booklet and return it to the address indicated on the form before the Offer closes; or
• if Your PLW Shares are in a CHESS Holding (which will be evidenced by an "X" appearing next to your holder number on the Acceptance Form), either:
• complete and sign the Acceptance Form enclosed with this booklet and return it to the address indicated on the form; or
• call your broker and instruct your broker to accept the Offer on your behalf, before the Offer closes; or

• if you are a Broker or Non-Broker Participant, initiate acceptance of the Offer in accordance with Rule 16.3 of the SCH Business Rules before the Offer closes.
Instructions on how to accept are also set out on the enclosed Acceptance Form.
Further Information
If you have any queries in relation to the Offer or its acceptance, please contact the toll-free Peter Lehmann Wines Offer Information Line on 1300 766 699 (callers from Australia). Callers outside Australia should call +61 2 9240 7458 (normal call charges apply).

Please note that in order to comply with legal requirements, any calls to these numbers will be recorded. Enquiries in relation to the Offer will not be taken on any other telephone numbers of Bidder or its advisers.

        The information in this section is a summary only of the Offer. You should read the entire Bidder's Statement and the separate Target's Statement which will be sent to you directly by PLW in relation to the Offer before deciding whether to accept the Offer.

2      Profile of Bidder and Allied Domecq

        2.1    Overview of Bidder and its principal activities

          (a)   History and operations

          Bidder is a wholly owned subsidiary of Allied Domecq.

          Bidder was incorporated in Australia in September 2003 and has not undertaken any business other than the making of the Offer.

          (b)   Directors of Bidder

          The directors of Bidder are:

            Philip Bowman—Chief Executive of Allied Domecq. Philip Bowman joined Allied Domecq as Group Finance Director in 1998 and was appointed Chief Executive of Allied Domecq in August 1999. Philip previously held senior management roles in Bass PLC following an extensive career in accountancy and venture development in Iran, Australia and the US and was Chairman of Liberty Plc. He is also a non-executive director of British Sky Broadcasting Group plc and Burberry Group plc and is a member of the UK Industrial Advisory Board of Alchemy Partners.

            Brian Johnston—Brian Johnston joined ADWW in January 2002 as Global Operations Director. For many years he was Executive General Manager of Operations for Southcorp Wines and in his last year with the group he was Acting Chief Executive of the division. Before joining the wine industry, Brian held the position of Operations Director of Nabisco Australia. Currently, he is also President of the National Safety Council of Australia, a not for profit organisation with the purpose of helping to improve workplace safety across Australia.

            Geoff Gibson—Geoff Gibson is a barrister at the Victorian Bar. He practised as a barrister from 1971 until 1986 when he became a partner at Blake Dawson Waldron, practising in dispute resolution and the government sector. Mr Gibson returned to the Victorian Bar in 2002. He is the Presiding Member in charge of the Taxation Division of the Victorian Civil and Administrative Tribunal, a member of the Commonwealth Magistrates' and Judges' Association, a member of the Chartered Institute of Arbitrators and an accredited mediator.

        2.2    Overview of Allied Domecq and its principal activities

          (a)   History and operations

            (1)   Overview

            Allied Domecq is a public limited company incorporated in England and Wales (registered number 3771147). Allied Domecq's registered office is situated in Bristol, England. Allied Domecq is publicly listed on the London Stock Exchange and the New York Stock Exchange.

            Allied Domecq Group is a leading international branded drinks and retailing group. The business comprises one of the world's largest international spirits and wine groups and a leading international quick service restaurants group. Some 36% of the Allied Domecq Group's turnover is derived from Europe, 48% from North and Latin America and 16% from Asia Pacific and the rest of the world.

            During the year ended 31 August 2002, Allied Domecq's turnover was £3,334 million and trading profit was £610 million. Allied Domecq employs some 10,000 staff globally to sell and build brands that drive profitable growth and strong consistent cash flows.

            The Spirits & Wine division of Allied Domecq Group is managed on a regional basis (Europe, North America, Latin America, Asia Pacific and "ADWW"). Allied Domecq's Quick Service Restaurants business is organised into two regions (US and International) and both of these operations are headquartered in Boston in the US.

            (2)   Spirits & Wine

            The Spirits & Wine business manufactures, markets and sells a portfolio of premium branded spirits and a growing portfolio of premium branded wines.

      •
      Key wine and champagne brands include "Clos du Bois", "Montana", "Balbi", "Marques de Arienzo", "Buena Vista", "Graffigna", "Campo Viejo", "Siglo", "Perrier-Jouët" and "Mumm"; and

      •
      Key spirits brands include "Ballantine's", "Beefeater", "Kahlúa", "Sauza" "Malibu", "Canadian Club", "Courvoisier", "Maker's Mark" and "Tia Maria".

            The Spirits & Wine business operates through a global distribution network in over 50 countries. Allied Domecq owns or controls the distribution of approximately 90% of the sales of its own spirit and wine products by volume through subsidiaries and operations in over 50 countries. The balance of distribution is carried out on Allied Domecq's behalf by third parties with whom it usually has long-term distribution contracts. Allied Domecq also acts as distributor for a number of third party wine and spirits brands (such as the distribution of Finagra wines in Portugal, Concha y Toro wines in the Nordic region and Mexico and Stolichnaya vodka in the US).

            Of the total sales volume of the Spirits & Wine business for the year ended 31 August 2002, Europe accounted for approximately 31%, North America for approximately 24%, Latin America for approximately 17%, Asia Pacific for approximately 6%, the wine region for approximately 20% and other, which includes the stand-alone Duty Free operations, for approximately 2% of the Allied Domecq Group's sales by volume.

            During the year ended 31 August 2002, turnover of the Spirits & Wine business was £3,018 million and trading profit was £516 million. Turnover and trading profit of the Spirits & Wine business represented approximately 91% and 85% of the Allied Domecq Group's total turnover and trading profit in that year respectively. Trading profit in respect of the wine region was approximately £68 million, representing 11% of the Allied Domecq Group's total trading profit.

            (3)   Quick Service Restaurants

            The Quick Service Restaurants (QSR) business operates an international franchise business which comprises over 10,000 outlets. The QSR business is comprised of Dunkin' Donuts, one of the world's leading coffee and baked goods chains; Baskin-Robbins, one of the world's leading ice cream franchises; and Togo's, a sandwich chain operating principally on the West coast of the US. During the year ended 31 August 2002, turnover of the QSR business was £316 million and trading profit was £78 million. Turnover and trading profit of the QSR business represented approximately 9% and 13% of the Allied Domecq Group's total turnover and trading profit in that year respectively.

          (b)   Group structure

          Allied Domecq is a holding company that conducts its business operations through its subsidiaries.

          The chart attached as Annexure A of this Bidder's Statement shows the material operating divisions of the Allied Domecq Group.

          (c)   Enterprise value

          As at 17 September 2003, Allied Domecq's market capitalisation was approximately £4.2 billion and its enterprise value was approximately £6.7 billion.

          As described above, in respect of the financial year ended 31 August 2002, Allied Domecq recorded turnover of £3,334 million and a trading profit of £610 million attributable to members of Allied Domecq. For the 6 months ended 28 February 2003, Allied Domecq recorded turnover of £1,794 million and a trading profit of £319 million attributable to members of Allied Domecq.

          (d)   Recent financial performance

          Allied Domecq will announce its preliminary results for the financial year ended 31 August 2003 on 21 October 2003. On 1 September 2003, Allied Domecq issued the following trading statement:

            "At the close of its financial year ended 31 August 2003, Allied Domecq confirmed strong underlying growth in trading profit together with earnings in line with expectations despite ongoing tough economic conditions in some markets.

            The Spirits & Wine portfolio continues to deliver profitable volume growth as a result of the investment in growth categories and markets made over recent years. The US business has been the strongest performer with continued growth across the core brands. Asia Pacific and Latin America have made good progress despite the impact of slowing economies and SARS in Asia. The European business was held back by sluggish economies and the changes in the Spanish market reported in February and at our interim results. However, as expected, the Spanish business has shown a marked improvement in the second half.

            The Quick Service Restaurants business has also performed strongly.

            At an analysts' seminar on its wine business this afternoon in London, Allied Domecq will reiterate the strong investment case for its premium wine business. The wine business is performing well and is on track to achieve its targeted growth and returns."

        2.3    Directors and management of Allied Domecq

          (a)   Directors and Company Secretary of Allied Domecq

          The Allied Domecq Board of Directors and Executive Officers oversee administration of the Allied Domecq Group. The Board of Directors is currently comprised of ten members who provide overall direction, strategy, performance and management. The Board of Directors generally meets six times a year and focuses on strategic issues and financial performance.

          Brief profiles of the Board of Directors and company secretary of Allied Domecq are set out below.

            Gerry Robinson—Non-Executive Director and Chairman. Gerry Robinson was appointed a director in February 2002 and non-executive chairman in April 2002. He is also a non-executive director of Granada plc and Chairman of the Arts Council of England.

            Philip Bowman—Chief Executive. See section 2.1(b) for details.

            Graham Hetherington—Chief Financial Officer. Graham Hetherington joined the Allied Domecq Group in 1991. He joined Allied Domecq Spirits & Wine in 1995 and was appointed Finance Director of Allied Domecq Spirits & Wine in 1998. He became a director of Allied Domecq in June 1999 and was appointed chief financial officer in August 1999.

            David Scotland—President, Wines. David Scotland has been a director of Allied Domecq Spirits & Wine since 1992 and a director of Allied Domecq since 1995. He is also a non-executive director of Photo-Me International plc and Brixton plc.

            Richard Turner—President, Global Operations. Richard Turner has been President, Global Operations of Allied Domecq Spirits & Wine since 1995. He joined the Allied Domecq board in August 1999 and has responsibility for the Spirits & Wine business' global production and supply chain.

            Bruno Angelici—Non-Executive Director. Bruno Angelici joined Allied Domecq as a non-executive director in August 2003. He is the Executive Vice-President, Europe, Japan, Asia Pacific and Latin America at Astra Zeneca plc.

            Donald Brydon—Non-Executive Director. Donald Brydon joined Allied Domecq as a non-executive director in 1997 and is chairman of the Allied Domecq pension trusts. He is the senior independent non-executive director of Allied Domecq. He is a non-executive director of Amersham plc and also Chairman of AXA Investment Managers and a non-executive director of the London Metal Exchange.

            Sir Ross Buckland—Non-Executive Director. Sir Ross Buckland joined Allied Domecq as a non-executive director in 1998. He retired as Chief Executive of Uniq plc (formerly Unigate) in March 2001. He is also a director of Mayne Group Limited and Clayton Utz.

            Peter Jacobs—Non-Executive Director. Peter Jacobs joined Allied Domecq as a non-executive director in 1998. He retired as Chief Executive of BUPA in 1998 and as Chairman of Hillsdown Holdings plc in July 1999. He is also Chairman of LA Fitness plc and WT (Holdings) and a non-executive director of Bank Leumi (UK) and of Health Quality Services.

            David Malpas—Non-Executive Director. David Malpas joined Allied Domecq as a non-executive director in 1997. He retired as Managing Director of Tesco plc in 1997. He is Chairman of Dresdner Income Growth Investment Trust plc and non-executive director of Wincanton plc.

            Leonard Quaranto—General Counsel & Company Secretary. Leonard Quaranto joined Allied Domecq in August 2001 following more than 20 years experience as international counsel in global consumer goods businesses.

          The Board of Directors has established five committees, the Audit Committee, the Remuneration Committee, the Nomination Committee, the Executive Committee and the Financing Committee to assist in its duties and as a measure of internal control. The Board of Directors delegates day-to-day management to Allied Domecq's Executive Officers, which includes all of the Executive Directors, the Company Secretary named above and certain other senior executives.

          (b)   Management of Allied Domecq World Wines (ADWW)

          The key executives with responsibility for Allied Domecq's wine operations are:

            David Scotland—President, Wines. See details for David Scotland in section 2.3(a) above.

            Richard Hill—Finance and Commercial Director, Wines. Richard Hill joined Allied Domecq in 1986. Prior to being appointed Finance and Commercial Director, Wines in 2002, he was Finance Director for Allied Domecq Spirits & Wine, Europe.

            Brian Johnston—Global Operations Director, Wines. See details for Brian Johnston in section 2.1(b) above.

            Warrick Duthy—Business Development Director, Wines. Warrick Duthy joined ADWW at its inception in 2002 following more than 20 years in the beverage alcohol industry. A native Australian, he has worked for companies which include Seppelt Wines, Southcorp, United Distillers Australia and The Petaluma Group.

        2.4    Major shareholders of Allied Domecq

        As at the date of this Bidder's Statement, Allied Domecq has in issue 1,106,570,314 ordinary shares.

        Major shareholders of Allied Domecq include:

  •
  Suntory Limited 37,834,591 shares (3.42%);

  •
  Barclays plc 33,513,581 shares (3.03%);

  •
  Aviva plc/Morley Fund Management Limited 33,451,589 shares (Aviva) of which 33,382,252 shares are held by Morley (subsidiary of Aviva) (3.02%); and

  •
  Scottish Widows Investment Partnership Limited 33,268,490 shares (3.006%).

        Allied Domecq has authority to purchase up to 10% of its ordinary shares.

        2.5    Publicly available information

        The Allied Domecq Group has been listed on the London Stock Exchange (LSE) since 13 May 1961. Allied Domecq has also been listed on the New York Stock Exchange (NYSE) since 31 July 2002.

        Allied Domecq has complied with its continuous disclosure requirements for both exchanges. A substantial amount of information concerning Allied Domecq is available in electronic form from: www.allieddomecq.com

        2.6    Announcements by Allied Domecq in relation to the Offer

        On 5 September 2003 and 22 September 2003, Allied Domecq made public announcements to LSE, NYSE and ASX in relation to its intentions in relation to PLW and Bidder's takeover offer for PLW. Copies of those announcements are contained in Annexure C of this Bidder's Statement.

3      Information on PLW

        3.1    Disclaimer

        The following information on PLW and the PLW Group has been prepared by Bidder using publicly available information and limited information made available to Bidder and the Allied Domecq Group by PLW. Accordingly Bidder has had limited opportunity to independently verify the information on PLW and the PLW Group and does not, subject to the Corporations Act, make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

        The information on PLW and the PLW Group in this Bidder's Statement should not be considered comprehensive.

        Further information relating to PLW's business may be included in the Target's Statement.

        3.2    Overview of PLW and its principal activities

        PLW was incorporated in South Australia and listed on the ASX in August 1993. PLW is based in Tanunda in the Barossa Valley, South Australia.

        PLW's principal activities are the manufacture and sale of wine. Its wines are made primarily from grapes purchased from independent growers and also from grapes harvested from its five small vineyards. They are sold under the Peter Lehmann and Clancy's labels. PLW has a distribution arrangement with Samuel Smith & Son for distribution of its wines in Australia. It also has its own distribution company in Europe and its other export markets include the United States of America, New Zealand, Canada and Asia. PLW has also recently entered into a new distribution agreement with a company related to Hess Group Australia for distribution of its products in the US from 1 January 2004.

        3.3    Directors

        As at 19 September 2003, there were six directors of PLW. Brief profiles of the current directors of PLW are set out below:

          Richard England—Chairman. Richard England is a chartered accountant in public practice with 31 years experience in management advisory work. He is chairman of Tower Trust Limited, GroPep Limited and Ruralco Holdings Limited and a director of Healthscope Limited and ABB Grain Ltd.

          Douglas Lehmann—Managing Director. Douglas Lehmann's formative experience in the wine industry was as a winemaker. Over the last 31 years he has developed skills in wine production, marketing and distribution as well as general management.

          Harold Tilley—Non-Executive Director. Harold Tilley has 46 years experience in the capital markets and has specialist skills in the financing of well managed small and medium sized growth businesses.

          Roger Wilson—Non-Executive Director. Roger Wilson has 41 years experience as a practicing solicitor specialising in commercial law.

          Neil Lister—Non-Executive Director. Neil Lister has over 31 years in the food industry in Australia, Asia and the UK with a strong marketing and strategic focus. Formerly CEO of The Uncle Toby's Company, he is currently a director of the Peanut Company of Australia Ltd.

          Robert Edwards—Executive Director. Robert Edwards has over 21 years marketing and selling experience in the wine industry. He has been Marketing Manager with PLW since 1995.

          Andrew Wigan—Alternate Director for Robert Edwards. Andrew Wigan is PLW's Chief Winemaker and leads the team of winemakers and technical staff.

        3.4    Publicly available information

        PLW is listed on ASX and is obliged to comply with the continuous disclosure requirements of ASX.

        The consolidated financial accounts for the PLW Group for the year ended 30 June 2003 were lodged with ASX on 17 September 2003.

        A description of each announcement made by PLW to ASX between 30 June 2003 and 19 September 2003 is set out in Annexure B of this Bidder's Statement.

        Information on PLW, including copies of financial statements, may also be obtained from PLW's website at www.peterlehmannwines.com.au

4      Information on PLW securities

        4.1    Disclaimer

        The following information on PLW securities has been prepared by Bidder using publicly available information and limited information made available to Bidder and the Allied Domecq Group by PLW. Accordingly Bidder has had limited opportunity to independently verify the information on PLW and the PLW Group and does not, subject to the Corporations Act, make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

        Further information in relation to PLW's securities may be contained in the Target's Statement.

        4.2    PLW securities on issue

        According to documents provided by PLW to ASX, Allied Domecq understands that, as at the date of this Bidder's Statement, PLW has in issue:

  •
  37,311,433 PLW Shares; and

  •
  657,500 unlisted PLW Options.

        PLW Shares are quoted on ASX and, subject to the restrictions applying to particular shares under the PLW Share Plans described in section 4.3 below, may be freely traded.

        4.3    PLW Share Plans

        PLW currently has 2 share plans:

          (a)   Exempt Employee Share Plan (EESP): PLW's Remuneration Committee may arrange to purchase PLW Shares on ASX for allocation to employees (excluding participants in the Executive Option Plan referred to below and directors and their associates) under the plan. The committee may allocate shares to the equivalent of $1,000 per employee per annum. Employees are entitled to vote at shareholder meetings and participate in dividends.

          The EESP provides that an employee is generally not entitled to transfer their PLW Shares for a period of three years from the time of acquisition of the relevant shares. After the expiry of the qualifying period, employees may request possession of the relevant shares or sell some or all of their shares subject to the terms of any administrative guidelines.

          (b)   General Employee Share Plan (GESP): PLW's Remuneration Committee may arrange to purchase PLW Shares on ASX for allocation to permanent employees. This plan has been used to allocate PLW Shares to employees resident in the UK and subject to the UK tax regime.

          The GESP provides that shares held under the plan must be held subject to the "Relevant Requirements" notified at the time of offer to the relevant employee. However, in the event of a takeover offer, if the board of PLW so directs, employees may accept the takeover offer even if the "Relevant Requirements" provide otherwise. Bidder is not aware of any Relevant Requirements attaching to shares the subject of the GESP.

        4.4    Options

        Options have been issued under the PLW Executive Option Plan (EOP).

        So far as is known to Bidder, the exercise prices and expiry dates for the PLW Options on issue as at the date of this Bidder's Statement are as follows:

Exercise price	Expiry date	Number of PLW Options
$1.22	29/11/2006	65,000
$2.01	12/12/2007	172,500
$2.01	31/12/2008	420,000
TOTAL		657,500

        PLW Options are not capable of being transferred. However, all PLW Options may be exercised at any time after the date on which offers are made pursuant to a takeover offer, regardless of whether or not the relevant exercise conditions have been satisfied.

        If holders of PLW Options are capable of exercising their options and wish to receive the fully franked dividend of 5.5 cents per share prior to accepting the Offer, they will need to exercise their PLW Options, have the resulting shares issued and become the registered holder of those shares before the record date for the dividend of 23 September 2003.

        4.5    Offer extends to new PLW Shares

        The Offer extends to PLW Shares that are issued on the exercise of PLW Options during the period from the Register Date to the end of the Offer Period.

        If Bidder and its associates have relevant interests in at least 90% of the PLW Shares during, or at the end of, the Offer Period, Bidder will (if it and its associates have a relevant interest in more than 90% of PLW Shares at the time) give a notice of compulsory acquisition to all outstanding PLW shareholders, even if the PLW Shares to which those notices relate are issued:

  •
  after the Offer closes but before the notices are given (pursuant to section 661A(4)(b) of the Corporations Act); or

  •
  on exercise of PLW Options, up to 6 weeks after the notices are given (pursuant to section 661A(4)(c) of the Corporations Act).

        4.6    Recent PLW Share prices

        The latest recorded sale price of PLW Shares on ASX before the Announcement Date was $3.88 as at close of trading on ASX on 19 September 2003.

        The latest recorded sale price of PLW Shares on ASX before the date on which this Bidder's Statement was lodged with ASIC was $3.88.

        4.7    Dividends

        In relation to the past 2 financial years, PLW has paid the following dividends:

  •
  fully franked interim dividend of 3.5 cents on 8 April 2002;

  •
  fully franked final dividend of 7.5 cents on 4 October 2002; and

  •
  fully franked interim dividend of 3.5 cent on 7 April 2003.

        PLW announced on 29 August 2003 that it will pay a fully franked final dividend of 5.5 cents per share to holders of PLW Shares on the record date of 23 September 2003.

        4.8    Interests in PLW securities

          (a)   Bidder's relevant interest in PLW securities

          As at the date of this Bidder's Statement, Bidder had a relevant interest in:

    •
    5,420,367 PLW Shares; and

    •
    nil PLW Options.

          As at the date immediately before the date of the Offer, Bidder had a relevant interest in:

    •
    [                        ] PLW Shares; and

    •
    [                        ] PLW Options.

          (b)   Bidder's voting power in PLW

          As at the date of this Bidder's Statement, Bidder's voting power in PLW was 14.53%.

          As at the date immediately before the date of the Offer, Bidder's voting power in PLW was [            ]%.

          (c)   Acquisitions of PLW Shares by Bidder or associates

          Neither Bidder nor its associates provided, or agreed to provide, consideration for PLW Shares under a purchase or agreement during the four months before the date of this Bidder's Statement other than the following unconditional on-market acquisitions on the ASX:

Date	No of PLW Shares	Price per PLW Share
27/05/2003	5,389	$2.89
28/05/2003	10,093	$2.89
29/05/2003	84,518	$2.90
06/06/2003	1,100,000	$3.25

          [Neither the Bidder nor its associates provided, or agreed to provide consideration for PLW Shares under a purchase or agreement during the period starting on the date of this Bidder's Statement and ending on the date immediately before the date of the Offer.]

        4.9    Highest price paid for PLW Shares by Bidder or associates

        The highest price paid in the four months before the date of this Bidder's Statement by Bidder or its associates for a PLW Share was $3.25.

        4.10    Collateral benefits

        During the period of 4 months before the date of the Bidder's Statement, neither Bidder nor any associate of Bidder gave, or offered to give, or agreed to give a benefit to another person which was likely to induce the other person, or an associate of the other person, to:

  •
  accept the Offer; or

  •
  dispose of PLW Shares,

and which is not offered to all holders of PLW Shares under the Offer except in respect of the acquisitions referred to in section 4.8(c) by virtue of the fact that the acquisitions were unconditional.

        [During the period of 4 months before the date of the Offer, neither Bidder nor any associate of Bidder gave, or offered to give, or agreed to give a benefit to another person which was likely to induce the other person, or an associate of the other person, to:

  •
  accept the Offer; or

  •
  dispose of PLW Shares,

and which is not offered to all holders of PLW Shares under the Offer except in respect of the acquisitions referred to in section 4.8(c) by virtue of the fact that the acquisitions were unconditional.]

        4.11    No escalation agreements

        Neither Bidder nor any associate of Bidder has entered into any escalation agreement that is prohibited by section 622 of the Corporations Act.

5      Bidder's intentions

        5.1    Overview

        This section sets out Bidder's intentions in relation to the following:

  •
  the continuation of the business of PLW;

  •
  any major changes to the business of PLW and any redeployment of the fixed assets of PLW; and

  •
  the future employment of the present employees of PLW.

        These intentions are based on the information concerning PLW, its business and the general business environment which is known to Bidder at the time of preparation of this Bidder's Statement.

        Final decisions will only be reached by Bidder in light of material information and circumstances at the relevant time. Accordingly, the statements set out in this section 5 are statements of current intention only which may change as new information becomes available or circumstances change.

        Bidder's intentions set out in this Bidder's Statement have been approved by and are the same as the intentions of Allied Domecq (its ultimate parent company).

        5.2    Strategy and rationale for the Offer

        The objective of Allied Domecq's Spirits & Wine business is to create shareholder value through the profitable growth of the business. Allied Domecq believes that it is building a strong platform for sustainable future growth using a combination of focused investment in the core business to drive organic growth (being trading and before acquisitions) and through acquisitions. The Offer represents a continuation of this strategy.

        The original Allied Domecq wines business included significant wine interests in the US as well as port, sherry and local wine businesses in Spain and Latin America. These assets have been part of the Allied Domecq business for many years and comprise:

  •
  in California—the Callaway Winery, Southern California's largest winery; Clos du Bois, Sonoma County's best known and most prestigious winery, and the Atlas Peak and William Hill wineries;

  •
  in Spain—vineyards and bodegas in the Rioja and Jerez regions; and

  •
  in Portugal—Cockburn's port and table wines.

        The Board of Allied Domecq decided three years ago to expand the Allied Domecq Group's wine interests and developed a vision of creating a successful and sustainable premium wine business of world scale—making and selling "wines people want".

        Growth through acquisition has played a key part in the development of ADWW, the manager of the Allied Domecq Group's portfolio of premium wine assets. The Allied Domecq Group has made a number of targeted acquisitions over the past three years, including:

  •
  the Mumm and Perrier-Jouët champagne businesses in France in January 2001;

  •
  Bodegas y Viñedos Graffigna Limitada S.R.L. and Viñedos y Bodegas Sainte Sylvie S.A. in Argentina in July 2001;

  •
  Buena Vista Winery Inc. in California in August 2001;

  •
  Montana Group (NZ) Limited in New Zealand in October 2001;

  •
  Bodegas y Bebidas S.A. in Spain in December 2001;

  •
  Mumm Cuvée Napa in California in May 2002; and

  •
  since November 2001, a 14.53% stake in PLW.

        Since its inception, ADWW has operated as a strategically coordinated confederation of wine businesses. Maintaining business continuity and the track records of independent wine businesses that had been highly successful prior to their acquisition was and remains of critical importance. As a result, whilst the ADWW Executive Board, which includes the Managing Directors of each of the wine businesses, sets the ADWW strategy and policy (with the approval of Allied Domecq), each wine company operates with a high degree of local autonomy and benefits from being part of a larger global entity.

        In the current fiscal year, ended 31 August 2003, ADWW estimates that it sold over 15 million 9-litre cases of wine. Over 80% of the turnover so generated was from the sale of premium wine and champagne brands which retail at an equivalent of US$7 or more.

        While the Allied Domecq Group does operate a sales and marketing business in the Australian market through its subsidiary Montana Australia, effecting the sale of some 350,000 9-litre cases of Montana and other branded wines on an annual basis, the Allied Domecq Group currently has no wine-making interests in the Australian market other than its shareholding in PLW.

        Allied Domecq considers the Australian market (and the ability to sell Australian wines through the Allied Domecq and ADWW networks) to be of critical importance to the medium-term development of ADWW, for the following reasons:

  •
  first, the benefits of promoting and selling PLW products together with the premium niche brands owned by ADWW are compelling: the premium Barossa wines made by PLW are truly exceptional and are complemented by the existing ADWW portfolio;

  •
  second, ADWW believes that it can best respond to the growing demand for Australian wines in the key markets of the UK and the US, as well as in a number of smaller attractive markets, by offering a portfolio of wines which includes the PLW brands. The international distribution capabilities of the Allied Domecq and ADWW networks will provide a strong platform for achieving this goal and should enable ADWW to accelerate the growth of the PLW brands in these important markets. For example:

  •
  ADWW employs some 2,300 people in total, of which over 500 work in sales and marketing functions world-wide;

  •
  in the critical US market, ADWW employs some 120 sales and marketing people within a total workforce of over 700; and

  •
  through Allied Domecq, ADWW has access to the important global duty free channel. This is a global premium retail market of real importance and one which few wine brand owners or distributors can afford to access. The ADWW brand portfolio benefits from trans-national promotional and sampling opportunities which drive consumer trial and purchase both in the duty free channel and in key domestic markets; and

  •
  third, the same benefits apply in Australia: promoting and selling the PLW brands together with those sold by Montana Australia will enable the Allied Domecq Group to create a stronger growth platform for the combined brand portfolio.

        5.3    Intentions upon acquisition of 90% or more of PLW Shares

        Without limiting the general comments in section 5.2, this section 5.3 sets out Bidder's more specific intentions if Bidder and its associates have a relevant interest in 90% or more (by number) of the PLW Shares and Bidder is entitled to proceed to compulsory acquisition of the outstanding PLW Shares.

        In that circumstance, Bidder's current intentions would be as set out below.

          (a)   General operational review

          With a view to harnessing the benefits referred to in section 5.2, Allied Domecq will conduct an immediate, broad-based, general review of PLW's structure and operations. The review will apply quantitative and qualitative factors to measure performance and identify opportunities for growth and improvement, and should be finalised within three months of the completion of the Offer.

          While Allied Domecq does not have any specific intentions in relation to this review, save to the extent referred to in section 5.2, it expects that it may identify opportunities to enhance the performance of existing PLW businesses through:

    •
    profit improvement measures involving a wide range of initiatives including (but not limited to) cost reductions, access to ADWW-wide procurement of key items such as bottles, cork and oak, better targeted marketing expenditure, improvements in shrinkage and waste and more efficient logistics and distribution;

    •
    improved capital management achieved through more selective capital expenditure (or, indeed, through additional capital expenditure in targeted areas) and working capital criteria; and

    •
    re-alignment of brands with distributors on a market-by-market basis.

          Allied Domecq does not expect that this review will lead to any PLW operational employees being made redundant. If, however, any employees are made redundant, they would receive, on redundancy, payments and other benefits in accordance with their contractual and other legal entitlements.

          (b)   Distribution arrangements

          ADWW makes decisions regarding the appointment of distributors on a market-by-market, brand-by-brand basis. As such, one of the key exercises to be undertaken as part of the general broad-based review referred to in section 5.3(a) above would be a comparison of the capabilities and performance of the current distributors in PLW's export markets with those of ADWW and other third parties. ADWW would then evaluate on a market-by-market basis which distributor, whether it is ADWW, the incumbent distributor or a new third party, could best optimise future sales of the PLW brand portfolio.

          This may mean that some existing distribution arrangements would change and ADWW could become the distributor for the PLW brand portfolio in some markets. In particular, Allied Domecq expects that its review will lead to termination of PLW's US distribution agreement with the Hess Group Australia-related entity, in accordance with the terms of that agreement.

          (c)   Divestment policy

          Allied Domecq does not currently intend to dispose of any of the assets of PLW.

          (d)   Head office and head office employees

          Back office support (e.g. payroll and human resources functions) for Montana Australia is provided from Auckland, New Zealand, and the only Australian administration function undertaken by Montana Australia relates directly to the management of the sales force. As a result, Bidder believes that there is very little local duplication or overlap of administrative resources between Montana Australia and PLW. Bidder intends to review the possibility of transferring back office support for Montana Australia from Montana New Zealand to PLW.

          Allied Domecq considers that it may not be feasible to allocate alternative responsibilities to some of the PLW head office employees whose responsibilities would no longer be required following the removal of PLW from quotation on the ASX. While Allied Domecq will make every effort to minimise job losses, there may be a small number of the PLW head office employees who are made redundant. If redundancies did occur, the relevant employees would receive payments and other benefits in accordance with their contractual and other legal entitlements.

          (e)   Corporate matters

          Bidder intends to:

      •
      proceed with compulsory acquisition of the outstanding PLW Shares in accordance with the provisions of Chapter 6A of the Corporations Act, including any PLW Shares which are issued after the close of the Offer and as a result of the exercise of PLW Options (see section 4.5);

      •
      arrange for PLW to be removed from the Official List of ASX; and

      •
      replace all members of the board of directors of PLW with its own nominees, the majority of whom it expects will be members of the Allied Domecq management team.

        5.4    Intentions upon acquisition of less than 90% of PLW Shares

        Without limiting the general comments in section 5.2, this section 5.4 sets out Bidder's more specific intentions if it were to acquire control of PLW without becoming entitled to compulsorily acquire the outstanding PLW Shares.

        In that circumstance, Bidder's current intentions would be as set out below.

          (a)   General operational review

          Allied Domecq, through its nominees on the PLW board, will propose that PLW implement a general operational review of the nature referred to in section 5.3(a). As set out in 5.3(b), Allied Domecq will propose that a review of PLW's existing distribution arrangements be included in the general operational review.

          (b)   Distribution arrangements

          Following the general broad-based review referred to in section 5.3(a), Allied Domecq intends to assist PLW to compare the capabilities and performance of distributors in PLW's export markets with those of ADWW and evaluate on a market-by-market basis which distributor, whether it is ADWW, the incumbent distributor or a new third party, could best optimise future sales of the PLW brand portfolio. Depending on the outcome of this comparison, Allied Domecq, through its nominees on the PLW board, may then propose appropriate changes to the relevant PLW distribution arrangements. Where this involves a proposed change to an ADWW entity as PLW's distributor, the resulting distribution agreement would be on "arm's-length" terms.

          Allied Domecq expects that this process may lead to the termination of PLW's US distribution agreement with the Hess Group Australia-related entity in accordance with the terms of that agreement.

          (c)   Divestment policy

          Allied Domecq does not currently intend to propose that PLW dispose of any of its assets.

          (d)   Head office and head office employees

          Allied Domecq, through its nominees on the PLW board, will propose that PLW implement the review of the back office support functions referred to in section 5.3(d).

          (e)   New opportunities and prospects

          In respect of any business opportunities which arise in the Australian wine production industry and distribution of Australian wine globally which may be pursued by either Allied Domecq or PLW, Allied Domecq will, through its appointees on the PLW board, seek to ensure that those opportunities are offered to the most appropriate entity, having regard to all material facts and circumstances, including the nature of the opportunity and the resources, both financial and operational, required to pursue the opportunity.

          (f)    Dividend policy

          As part of the review referred to in section 5.4(a), Allied Domecq intends that PLW consider whether it is appropriate to increase both its forward capital expenditure program and working capital to further the growth of the PLW Group. To the extent that this occurs, it may require PLW's current dividend policy to be revised, with a greater proportion of PLW's profits being retained in order to fund growth.

          (g)   Corporate matters

          Bidder intends to:

    •
    maintain PLW's listing on ASX, provided requirements for listing (including a sufficient spread of investors) are satisfied (although in this event the liquidity of PLW Shares on ASX is likely to be materially diminished); and

    •
    subject to the Corporations Act, PLW's constitution and the requirements of the Listing Rules, seek to add to or replace a proportion of the members of the board of PLW with nominees of Allied Domecq (to reflect Bidder's proportionate ownership interest in PLW) with minority shareholders represented by independent directors. Allied Domecq and Bidder have not made any decision on who would be nominated for appointment to the board of PLW in this case. Allied Domecq would consider the recommendations of the ASX Corporate Governance Council when determining the composition of the board.

          (h)   Limitations on intentions

          Bidder would only make a decision on the above matters following receipt of appropriate legal and financial advice. Bidder's intentions must be read as being subject to the legal obligation of the PLW directors, including any nominees of Allied Domecq, to have regard to the interests of PLW and all PLW shareholders.

          In particular, if Bidder obtains control (but not 100%) of PLW, Bidder will be a "related party" of PLW within the meaning of Chapter 2E of the Corporations Act (the relevant Listing Rule provisions already apply to Bidder as Allied Domecq has a relevant interest in more than 10% of PLW's issued shares). Bidder's ability to implement its intentions would therefore be subject to its obligations and the obligations of PLW to comply with the applicable provisions of the Corporations Act and (provided PLW remained listed) the Listing Rules regarding related party transactions.

        5.5    Intentions if Bidder does not increase holding in PLW

        If Bidder does not acquire control of PLW, it will manage its investment in PLW with a view to maximising returns for Allied Domecq shareholders. This may mean that Bidder either acquires additional PLW Shares (to the extent permitted by law) or disposes of some or possibly all of its PLW Shares. No decision has been made or is likely to be made on such matters until after the close of the Offer, when the level of Bidder's shareholding in PLW is known.

        5.6    Business, assets and employees

        Other than as set out in this section 5, it is the present intention of Allied Domecq:

  •
  to continue the businesses of PLW;

  •
  not to make any major changes to the businesses of PLW and not to redeploy any of the fixed assets of PLW; and

  •
  to maintain the employment of PLW's existing employees.

6      Sources of consideration

        6.1    Maximum cash consideration

        The consideration for the acquisition of the PLW Shares to which the Offer relates will be satisfied wholly in cash.

        If acceptances are received for all PLW Shares on issue as at the date of this Bidder's Statement (other than those in which the Bidder or its associates currently have a relevant interest), the Offer will be $4.00 per share and the maximum amount of cash which would be payable by Bidder under the Offer is approximately $127.6 million.

        In addition, if the holders of all PLW Options exercise those options and accept the Offer in respect of the PLW Shares issued to them, an additional amount of approximately $2.6 million will be payable by Bidder under the Offer.

        Accordingly, the maximum cash amount required to settle acceptances under the Offer (including acceptances by holders of PLW Options who exercise those options and accept the Offer and excluding those PLW Shares in which the Bidder or its associates currently have a relevant interest) is approximately $130.2 million (Offer Amount).

        6.2    Allied Domecq Group's internal borrowing arrangements

        Bidder intends to pay the Offer Amount using cash obtained from Allied Domecq Holdings under a Bid Facility provided by Allied Domecq Holdings and described in section 6.3 below.

        The funds available to Bidder from this source are sufficient to pay the Offer Amount together with all transaction costs (including fees, expenses and duties) and to support the refinancing of the indebtedness of the PLW Group if required (see section 8.6).

        6.3    Overview of funding arrangements

        As noted in section 6.2 above, Bidder has a Bid Facility with Allied Domecq Holdings under which Allied Domecq Holdings has agreed to provide to Bidder by way of inter-company loans such amounts as may be required by Bidder to pay for PLW Shares acquired by Bidder (whether under the Offer or otherwise), to support the refinancing of the indebtedness of the PLW Group (if required) and to pay all fees, expenses and duties relating to the acquisition of PLW Shares.

        There are no outstanding conditions precedent to the availability of funds under the Bid Facility.

        The other material terms and conditions applicable to the Bid Facility are:

  •
  Bidder can ensure that Allied Domecq Holdings makes funds available to Bidder before Bidder is required to pay for any PLW Shares acquired by it or to pay any fees, expenses and duties;

  •
  the funds will be made available by Allied Domecq Holdings while Bidder has any outstanding obligation to pay for PLW Shares acquired by it (whether under the Offer or pursuant to rights of compulsory acquisition of PLW Shares under the Corporations Act) or to pay any fees, expenses and duties (referred to as the Takeover Period);

  •
  Bidder must repay the principal outstanding in relation to any loan under the Bid Facility upon demand by Allied Domecq Holdings. However, no demand for repayment may be made by Allied Domecq Holdings during the Takeover Period; and

  •
  interest is payable under the Bid Facility in arrears at the end of each Allied Domecq financial year. The first date on which Bidder may be liable to make any interest payment under the Bid Facility is 31 August 2004.

        The PLW Shares acquired by Bidder will not be subject to any security arrangements under the Bid Facility.

        The funds that Allied Domecq Holdings must provide to Bidder under the Bid Facility will be sourced from funds available to Allied Domecq Holdings as described in section 6.4 below, which can be called upon to meet its commitment to Bidder.

        6.4    Available funds

        Allied Domecq Holdings has access to sufficient cash via existing committed credit facilities with first tier international financial institutions, in order to fund its obligations under the Bid Facility. The amount available under those facilities which are available for this purpose is approximately £600 million.

        The committed credit facilities are available for use on an unconditional basis to provide funds to Bidder under the Bid Facility.

        The use of the committed credit facilities for the purpose of the Bid Facility would not trigger any event of default or material adverse effect on the ability of Allied Domecq Holdings to meet its obligations under the Bid Facility.

7      Tax considerations

        7.1    Introduction

        The following is a simplified outline of the Australian income tax and capital gains tax (CGT) consequences as a result of accepting the Offer for individual holders of PLW Shares and PLW Options who are resident in Australia. The comments below are relevant only to those shareholders and optionholders who hold their PLW Shares or PLW Options as capital assets for the purpose of investment.

        The outline does not deal with those PLW shareholders or optionholders who are companies, trustees, partnerships or superannuation funds.

        The information is based upon the Australian tax law and administrative practice in force as at the date of this Bidder's Statement, but it is general in nature and should not be taken to be a complete analysis of all potential tax effects arising to each Australian resident investor. Accordingly, each PLW shareholder and optionholder should seek their own independent advice specific to their tax situation.

        7.2    Consequences for holders of PLW Shares

        An acceptance of the Offer will involve a disposal by holders of their PLW Shares by way of transfer to Bidder. This will be a CGT event and will give rise to CGT consequences for the shareholders.

        Shareholders may make a capital gain or capital loss on the transfer of PLW Shares acquired on or after 20 September 1985.

        A capital gain will arise to the shareholder to the extent that the capital proceeds exceed the cost base of the PLW Shares. A capital loss will arise to the shareholder to the extent that the capital proceeds are less than the reduced cost base of the PLW Shares.

        The cost base of the PLW Shares will include any acquisition costs and any incidental costs of acquisition and disposal that are not deductible to the shareholder. The capital proceeds of the CGT event will be the Offer price of $3.85 or $4.00, as the case may be, per PLW Share received by each shareholder in respect of the disposal of the PLW Shares.

        Shareholders who acquired the PLW Shares at or before 11.45am on 21 September 1999 may choose to calculate the capital gain resulting from the disposal of the PLW Shares by reference to the indexed cost base of their PLW Shares if that will give a better tax outcome than under the CGT discount treatment. If so, the cost base of the PLW Shares may be adjusted to include indexation by reference to changes in the consumer price index from the calendar quarter in which the PLW Shares were acquired to the quarter ended 30 September 1999. The indexation adjustments are only relevant for the purpose of calculating a capital gain that may arise from the disposal of the PLW Shares but are not relevant in the calculation of a capital loss.

        Shareholders that do not choose the indexation method in calculating their capital gain and have held their PLW Shares held for at least 12 months may qualify for the discount CGT treatment (after the application of any capital losses) under the CGT provisions. The CGT discount percentage for individuals is 50%.

        The CGT discount treatment will also not be available to those PLW shareholders who are issued with new PLW Shares by exercising their PLW Options and who dispose of the resulting PLW Shares upon transfer to Bidder, if the PLW Shares have not been held for at least 12 months prior to disposal. Those PLW shareholders may be taxed on the full amount of the capital gain resulting from the disposal of such PLW Shares.

        7.3    Tax consequences for holders of PLW Options

        The following comments are made on the basis that the PLW Options issued under the Executive Option Plan are "qualifying rights" for the purposes of Division 13A of the Income Tax Assessment Act 1936.

        A resident optionholder who acquired the options under the Executive Option Plan may have an income tax liability following the exercise of the Options and on subsequently disposing of the PLW Shares issued to them on exercise of their PLW Options (New PLW Shares) to Bidder under the Offer.

        Some of the comments in sections 7.3(a) and 7.3(b)(2) below will also be relevant to persons who have exercised options previously and who intend to accept the Offer in relation to the PLW Shares issued to them upon exercise of the options.

          (a)   Election to be taxed up-front

          An optionholder may have previously elected to be taxed up-front on the discount in respect of the PLW Options acquired in the income year in which the options were issued by PLW. The amount of the discount that was previously required to be included in an optionholder's assessable income at such time was the market value of the PLW Options at the time they were acquired less any amounts paid by the optionholder.

          Under such circumstances, the optionholder should not be taxed at the time when the PLW Options are exercised and the New PLW Shares are acquired. This is because any capital gain made as a result of the exercise of the PLW Options will be disregarded.

          However, an acceptance of the Offer by an optionholder in relation to the New PLW Shares will constitute a disposal of the PLW Shares for CGT purposes. An optionholder that accepts the Offer in relation to the New PLW Shares may be taxed on any increase in the value of the New PLW Shares from the time when the PLW Options were issued to the date of sale of the New PLW Shares. In other words, the amount of the capital gain will be the Offer price of $3.85 or $4.00 less the sum of the amount paid by the optionholder to acquire the New PLW Shares, the cost of the PLW Options (if any) and the amount upon which the optionholder was taxed at the time of issue of the PLW Options.

          Optionholders should only be entitled to the CGT discount if the New PLW Shares have been held by the optionholders for at least 12 months after the PLW Options are exercised. If the CGT discount treatment applies, the optionholder would only be taxed on 50% of any capital gain realised on the sale of their New PLW Shares remaining after first offsetting any capital losses. If the CGT discount treatment does not apply, the optionholder will be taxed on the full amount of the gain without the benefit of the CGT discount.

          (b)   Election not to be taxed up-front

          An optionholder who did not elect to be taxed up-front on the discount in the income year in which the PLW Options were issued by PLW may have an income tax liability on exercise of the PLW Options. For income tax purposes, the exercise of the PLW Options will constitute a cessation time (provided that there has not been an earlier cessation time and there are no restrictions on disposing of the resulting PLW Shares).

          Therefore, the amount of any discount calculated as follows will have to be included in the optionholder's assessable income for the income year in which the PLW Options are exercised.

            (1)   If New PLW Shares are disposed of within 30 days of exercise of PLW Options

            If an optionholder exercises their PLW Options and disposes of the New PLW Shares acquired as a result of accepting the Offer within 30 days, the former optionholder will be taxed at normal tax rates on a discount amount that is equal to:

      •
      the amount of the Offer price of $3.85 or $4.00 received by the former optionholder for the disposal of the New PLW Shares; less

      •
      the amount or value of any consideration paid by the former optionholder to acquire the PLW Options at the time of issue; less

      •
      the amount or value of any consideration paid to exercise the PLW Options.

            The amount that is included in the former optionholder's assessable income will not be treated as a capital gain and therefore no CGT discount treatment will be available.

            (2)   If New PLW Shares are disposed of after 30 days of exercise of PLW Options

            If an optionholder exercises their PLW Options and disposes of their New PLW Shares acquired as a result of the exercise by accepting the Offer, the former optionholder will be taxed on an amount of the discount that is equal to:

      •
      the market value of the New PLW Shares acquired at the time of exercise (assuming there are no restrictions on disposing of the New PLW Shares); less

      •
      any consideration paid by the former optionholder to acquire the PLW Options; less

      •
      any consideration paid by the former optionholder to exercise the PLW Options.

            The discount amount that is included in the former optionholder's assessable income is not regarded as a capital gain and therefore no CGT discount treatment is available.

            The later sale of the New PLW Shares as a result of accepting the Offer will constitute a disposal for CGT purposes. The former optionholder may have a CGT liability if the capital proceeds on the disposal exceed the cost base of the New PLW Shares. The cost base of the New PLW Shares will generally be the market value of the New PLW Shares at the time of exercise. The capital proceeds in respect of the disposal of the New PLW Shares will be the Offer price of $3.85 or $4.00 per PLW Share.

            The former optionholder may have a capital loss on disposal of the New PLW Shares if the capital proceeds from the disposal are less than the reduced cost base of the New PLW Shares.

            The CGT discount treatment will not be available to reduce the amount of the capital gain that is taxed to the former optionholder unless the New PLW Shares are disposed of after 12 months of exercising the PLW Options.

        7.4    Non-resident shareholders

        Holders of PLW Shares who are not resident in Australia for income tax purposes are generally not subject to Australian capital gains tax on the disposal of PLW Shares if they and their associates have not held 10% or more of the issued PLW Shares at any time in the five years preceding the disposal of their PLW Shares.

        7.5    Goods and services tax

        Holders of PLW Shares or PLW Options should not be liable to GST in respect of a disposal or exercise of those PLW Shares or PLW Options.

8      Other material information

        8.1    Offer price and major shareholder information

        Bidder has offered to buy all of Your PLW Shares for:

  •
  $3.85 cash per share; or

  •
  $4.00 cash per share if Bidder and its associates have a relevant interest in at least 90% (by number) of the PLW Shares at the end of the Offer,

on the terms set out in section 9 of this Bidder's Statement.

        At the date of this Bidder's Statement, Mr Peter Lehmann, founder of PLW, held or controlled more than 10% of issued PLW Shares. Even if all other holders of PLW Shares were to accept the Offer, Bidder would not be required to pay the higher consideration unless Mr Lehmann accepts the Offer in relation to those remaining PLW Shares (or disposes of those PLW Shares to a person who accepts the Offer).

        8.2    ASIC modifications to and exemptions from the Corporations Act

        Bidder has obtained from ASIC a modification to the Corporations Act in relation to the Offer. A copy of the relevant declaration is set out in Annexure D.

        In summary, the declaration modifies the operation of section 620 of the Corporations Act to clarify the dates that the Bidder is required to pay the difference between $3.85 and $4.00 to accepting shareholders under the Corporations Act if the pre-condition relating to the obligation to pay the higher amount is satisfied.

        ASIC has also published various "class order" instruments providing for modifications and exemptions that apply generally to all persons, including the Bidder.

        8.3    Foreign Investment Review Board approval

        The Bidder is a foreign person under the Foreign Acquisitions and Takeovers Act (Cth) 1975 (FATA).

        Accordingly, the Offer and any contract formed on acceptance of the Offer is conditional on FIRB approval. Approval will not be given to the Offer if the Treasurer of the Commonwealth of Australia, on advice from FIRB, considers that the result of the takeover will be contrary to the public interest.

        Bidder and Allied Domecq have given notification of the Offer to FIRB under the FATA and have provided FIRB with a detailed submission.

        Allied Domecq is confident that the transaction is consistent with the Government's foreign investment policy and expects FIRB approval to be given in due course.

        8.4    Limited review of PLW information by Allied Domecq

        Bidder and the Allied Domecq Group were provided by PLW with access to certain limited information that is not in the public domain in relation to the PLW Group. The information was provided in order to assist Allied Domecq in determining whether to make the Offer and on what terms, and has also assisted Allied Domecq in formulating its intentions as set out in section 5 of this Bidder's Statement.

        Except as disclosed in this Bidder's Statement, none of the information to which Bidder was given access is, in the opinion of Bidder, of such a nature which, if the information were generally available, a reasonable person would expect to have a material effect on the price or value of PLW Shares or would otherwise be material to a decision by a shareholder whether or not to accept the Offer.

        8.5    Broker commission

        Bidder may offer to pay a commission to brokers who solicit acceptances of Bidder's Offer from their clients.

        Any commission payments will be paid only in respect of parcels of PLW Shares held by retail shareholders who accept the Offer. A retail shareholder for these purposes is one who is not a broker or an associate of a broker and held less than 100,000 PLW Shares at 28 August 2003.

        Commission payments will not exceed 0.75% of the value of parcels of PLW Shares held by retail shareholders who accept the Offer, and will be subject to minimum payments (not exceeding $50) and maximum payments (not exceeding $750) for each acceptance.

        If a commission is offered, it will be payable to brokers only and subject to the condition that no part of the fee will be able to be passed on or paid to shareholders.

        It is Bidder's intention that, once an offer of commission has been made to any broker by Bidder, the commission arrangement will remain in place for the balance of the Offer Period and the amount of the commission offered will not be increased during the Offer Period.

        8.6    Change of control issues

        PLW Group has debt facilities in place. Under the terms of the documentation disclosed to Bidder and the Allied Domecq Group in relation to those facilities, if a person acquires more than 20% of the PLW Shares, PLW's financiers reserve the right to seek a review of, and, if considered appropriate, terminate, all debt facilities made available to the PLW Group.

        As noted in section 6, Bidder will have sufficient funds available under the Bid Facility to support the refinancing of the indebtedness of the PLW Group (if required).

        Bidder understands that the employment contracts of certain PLW employees give the relevant employees certain rights in the event of a change in control of PLW. Bidder does not have sufficient information to assess the impact of the Offer on these contracts. Further information on these contracts may be included in the Target's Statement.

        8.7    Social security and superannuation implications of Offer

        Acceptance of the Offer may have implications under your superannuation arrangements or on your social security entitlements. If in any doubt, you should seek specialist advice.

        8.8    Consents

        This Bidder's Statement contains statements made by, or statements based on statements made by, Allied Domecq. Allied Domecq has consented to the inclusion of:

  •
  each statement it has made; and

  •
  each statement which is based on a statement it has made,

in the form and context in which the statements appear and has not withdrawn that consent.

        In addition, this Bidder's Statement includes statements which are made in, or based on statements made in, documents lodged with ASIC or given to ASX. Under the terms of ASIC Class Order 01/1543, the parties making those statements are not required to consent to, and have not consented to, inclusion of those statements in this Bidder's Statement. If you would like to receive a copy of any of those documents (free of charge), please contact the Peter Lehmann Wines Offer Information Line on 1300 766 699 (callers in Australia). Callers outside Australia should call +61 2 9240 7458 (normal call charges apply).

        8.9    Intellectual and real property

        Information disclosed to Allied Domecq by PLW indicates that Mr Peter Lehmann (or entities associated with Mr Lehmann) may hold interests in intellectual or real property related to or used in the PLW business. However, Allied Domecq is not aware of any circumstances which would trigger a breach of the condition in clause 9.6(f) of the Bidder's Statement.

        8.10    Other material information

        Except as disclosed elsewhere in this Bidder's Statement, there is no other information that is:

  •
  material to the making of a decision by a PLW shareholder whether to accept the Offer; and

  •
  known to Bidder,

which has not been previously disclosed to PLW shareholders.

9      The Offer

        9.1    The Offer

          (a)   Bidder offers to acquire all of Your PLW Shares for:

            (1)   $3.85 for each of Your PLW Shares if sub-paragraph (2) of this section 9.1(a) does not apply (First Tier Consideration); or

            (2)   $4.00 for each of Your PLW Shares if, at the end of the Offer Period, Bidder and its associates have relevant interests in at least 90% (by number) of the PLW Shares (Second Tier Consideration), on and subject to the terms and conditions set out in this section 9.

          (b)   By accepting the Offer, you undertake to transfer to Bidder not only Your PLW Shares, but also all Rights attached to those shares (see section 9.5(d)).

          (c)   The Offer is being made to:

            (1)   each person registered as the holder of PLW Shares in the register of PLW shareholders at open of business (Sydney time) on the Register Date; and

            (2)   any person who becomes registered or entitled to be registered as the holder of PLW Shares during the period commencing on the Register Date and ending at the end of the Offer Period due to the conversion of, or exercise of rights attached to, such securities as are convertible into PLW Shares and are on issue as at the Register Date.

          (d)   If, at the time the Offer is made to you, or at any time during the Offer Period, another person is, or is entitled to be, registered as the holder of Your PLW Shares:

            (1)   a corresponding Offer will be deemed to have been made to that other person in respect of those PLW Shares; and

            (2)   a corresponding Offer will be deemed to have been made to you in respect of any other PLW Shares you hold to which the Offer relates.

          (e)   If you are registered or entitled to be registered as the holder of one or more parcels of PLW Shares as trustee or nominee for, or otherwise on account of, another person, you may accept as if a separate Offer had been made in relation to each of those parcels and any parcel you hold in your own right. To validly accept the Offer for each parcel, you must comply with the procedure in subsection 653B(3) of the Corporations Act.

          (f)    If Your PLW Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee you should contact that nominee for assistance in accepting the Offer.

          (g)   The Offer is dated                        2003.

        9.2    Offer Period

          (a)   The Offer will remain open for acceptance during the period commencing on the date the first Offer is made under the bid and ending at 6:00pm (Sydney time) on                         2003 unless withdrawn or extended in accordance with the Corporations Act.

          (b)   Bidder reserves the right, exercisable in its sole discretion, to extend the Offer Period in accordance with the Corporations Act.

          (c)   If, within the last seven days of the Offer Period, either of the following events occur:

            (1)   the Offer is varied to improve the consideration offered; or

            (2)   Bidder's voting power in PLW increases to more than 50%,

  then the Offer Period will be automatically extended so that it ends 14 days after the relevant event.

        9.3    How to accept the Offer

          (a)   General

            (1)   Subject to sections 9.1(e) and 9.4(f), you may accept the Offer only in respect of all of Your PLW Shares.

            (2)   You may accept the Offer at any time during the Offer Period.

          (b)   Issuer sponsored shares

          If Your PLW Shares are held on PLW's issuer sponsored subregister, to accept the Offer, you must:

            (1)   complete and sign the Acceptance Form enclosed with this Bidder's Statement in accordance with the terms of this Offer and the instructions on the Acceptance Form; and

            (2)   ensure that the Acceptance Form and any documents required by the terms of this Offer and the instructions on the Acceptance Form are received before the expiry of the Offer Period at the address indicated on the Acceptance Form.

          (c)   CHESS Holdings

          If Your PLW Shares are held in a CHESS Holding, to accept the Offer:

            (1)   if you are not a Broker or Non-Broker Participant, you may either:

              (A)  by completing, signing and returning the enclosed Acceptance Form in accordance with the instructions on it, authorise Bidder to instruct your Controlling Participant on your behalf to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules; or

              (B)  instruct your broker or Controlling Participant to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period; or

            (2)   if you are a Broker or Non-Broker Participant, you must initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

          (d)   Receipt of Acceptance Form

            (1)   To accept the Offer by completing the Acceptance Form, you should complete and sign the Acceptance Form in accordance with the instructions on it, and return it together with any necessary documents so that it is received by Bidder before the end of the Offer Period.

            (2)   If your Acceptance Form (including any documents required by the terms of the Offer and the instructions on the Acceptance Form) is returned by post, for your acceptance to be valid you must ensure that they are posted or delivered in sufficient time for them to be received by Bidder at the address indicated on the Acceptance Form before the expiry of the Offer Period.

            (3)   If your Acceptance Form (including any documents required by the terms of the Offer and the instructions on the Acceptance Form) is returned by facsimile, it will be deemed to be received in time if the facsimile transmission is legible and is received by Bidder before the end of the Offer Period, but you will not be entitled to receive the consideration to which you are otherwise entitled until your original Acceptance Form (including any documents required by the terms of the Offer and the instructions on the Acceptance Form) is received at the address specified above.

            (4)   The transmission of the Acceptance Form and other documents is at your own risk.

        9.4    The effect of acceptance

          (a)   Once you have accepted the Offer, you will be able to revoke your acceptance at any time while the condition in section 9.6(b) remains unfulfilled. When the condition in section 9.6(b) is fulfilled, you will be unable to revoke your acceptance and the contract resulting from your acceptance will be binding on you, except as follows:

            (1)   if, by the relevant times specified in section 9.4(b), the conditions in section 9.6 have not all been fulfilled or freed in accordance with section 9.9, the Offer will automatically terminate and Your PLW Shares will be returned to you; or

            (2)   if the Offer Period is extended for more than one month and, at the time, the Offer is subject to one or more of the conditions in section 9.6, you may be able to withdraw your acceptance and Your PLW Shares under section 650E of the Corporations Act. A notice will be sent to you at the time explaining your rights in this regard.

          (b)   The relevant times for the purposes of section 9.4(a)(1) are:

            (1)   in relation to the condition in section 9.6(g)—three business days after the end of the Offer Period; and

            (2)   in relation to all other conditions in section 9.6—the end of the Offer Period.

          (c)   By signing and returning the Acceptance Form, or otherwise accepting the Offer pursuant to section 9.3, you will be deemed to have:

            (1)   accepted the Offer (and any variation of it) in respect of all Your PLW Shares (even if the number of PLW Shares specified on the Acceptance Form differs from the number of Your PLW Shares);

            (2)   agreed to transfer to Bidder all Your PLW Shares, subject to this Offer being declared free from the conditions set out in section 9.6 (or such conditions being fulfilled);

            (3)   represented and warranted to Bidder that at the time of acceptance, and the time the transfer of Your PLW Shares to Bidder is registered, all Your PLW Shares are and will be fully paid up, and Bidder will acquire good title to them and full beneficial ownership of them free from all mortgages, charges, liens, encumbrances (whether legal or equitable) and adverse interests of any nature and restrictions on transfer of any kind, and that you have full power and capacity to accept this Offer and to sell and transfer the legal and beneficial ownership in Your PLW Shares to Bidder;

            (4)   irrevocably authorised Bidder (or any nominee or nominees of Bidder) to act as your attorney to exercise all your powers and rights attaching to Your PLW Shares (this includes, without limitation, powers and rights to requisition, convene, attend and vote in person or by proxy at all general meetings of PLW) from the time the contract resulting from your acceptance of this Offer becomes unconditional, to the earlier of the withdrawal of your acceptance under section 650E of the Corporations Act or the end of the Offer Period or, if all the conditions of the Offer have been fulfilled or freed, the registration of Bidder as the holder of Your PLW Shares;

            (5)   agreed that in exercising the powers conferred by the power of attorney in section 9.4(c)(4) above, Bidder or its nominee is entitled to act in the interest of Bidder;

            (6)   agreed not to attend or vote in person at any general meeting of PLW, or to exercise or purport to exercise any of the powers conferred on Bidder or its nominee in section 9.4(c)(4) above;

            (7)   agreed to fully indemnify Bidder in respect of any claim or action against it for any loss, damage or liability whatsoever incurred as a result of your not producing your Holder Identification Number or Security Holder Reference Number in consequence of the transfers of Your PLW Shares being registered by PLW without production of your Holder Identification Number or Security Holder Reference Number;

            (8)   irrevocably authorised Bidder (or any nominee or nominees of Bidder) to alter the Acceptance Form by rectifying any errors in or omissions from it as may be necessary to make it an effective acceptance of this Offer or to enable registration of the transfer of Your PLW Shares to Bidder;

            (9)   if you signed the Acceptance Form in respect of PLW Shares which are held in a CHESS Holding, irrevocably authorised Bidder (or any nominee or nominees of Bidder) to:

              (A)  instruct your Controlling Participant to initiate acceptance of this Offer in respect of Your PLW Shares in accordance with the SCH Business Rules; and

              (B)  give any other instructions in relation to Your PLW Shares to your Controlling Participant, on your behalf under the sponsorship agreement with that Controlling Participant;

            (10) irrevocably authorised and directed PLW to pay to Bidder, or to account to Bidder for, all Rights in respect of Your PLW Shares. If this Offer is withdrawn or rescinded, Bidder will account to you for any such Rights received by Bidder;

            (11) irrevocably authorised Bidder to notify PLW on your behalf that your place of address for the purpose of serving notices upon you in respect of Your PLW Shares is the address specified by Bidder in the notification;

            (12) irrevocably authorised Bidder to transmit a message in accordance with SCH Business Rule 16.6.1 to transfer Your PLW Shares to the Takeover Transferee Holding, regardless of whether it has paid the consideration due to you under this Offer; and

            (13) agreed, subject to the conditions of this Offer in section 9.6 being fulfilled or freed, to execute all such documents, transfers and assurances as may be necessary or desirable to convey Your PLW Shares registered in your name and distributions to Bidder.

          (d)   Bidder may, at any time, in its sole discretion and without further communication to you, determine that any Acceptance Form it receives is a valid acceptance, even if one or more of the requirements for acceptance has not been complied with.

          (e)   Bidder will provide the consideration to you in accordance with section 9.5, in respect of any part of an acceptance determined by Bidder to be valid.

          (f)    When you have satisfied the requirements for acceptance in respect of only some of Your PLW Shares, Bidder may, in its sole discretion, regard the Offer to be accepted in respect of those PLW Shares but not the remainder.

          (g)   The representations, warranties and authorities referred to in section 9.4(c) will remain in force after you receive the consideration for Your PLW Shares and after Bidder becomes registered as the holder of Your PLW Shares.

        9.5    When you will receive payment

          (a)   Subject to this section 9.5 and the Corporations Act, if you have accepted this Offer and the contract resulting from your acceptance becomes unconditional, Bidder will provide the First Tier Consideration to you on or before the earlier of:

            (1)   one month after the date of your acceptance or, if this Offer is subject to a defeating condition when you accept this Offer, within one month after the takeover contract resulting from your acceptance of the Offer becomes unconditional; and

            (2)   21 days after the end of the Offer Period.

          (b)   If Bidder is obliged to pay the Second Tier Consideration to you under the Offer, Bidder will provide the difference between the First Tier Consideration and the Second Tier Consideration (Additional Consideration) to you on or before the earlier of:

            (1)   if the obligation to pay the Second Tier Consideration is unconditional at the time when you become entitled to be paid the First Tier Consideration, the date you are paid the First Tier Consideration in accordance with section 9.5(a); and

            (2)   if the obligation to pay the Second Tier Consideration is conditional at the time you become entitled to be paid the First Tier Consideration, but the obligation subsequently becomes unconditional and you have been or are entitled to be paid the First Tier Consideration, the end of whichever of the following periods ends earlier:

              (A)  1 month after the obligation to pay the Second Tier Consideration becomes unconditional; or

              (B)  21 days after the end of the Offer Period; and

            (3)   if the obligation to pay the Second Tier Consideration is conditional at the time when you are entitled to be paid the First Tier Consideration, but the obligation subsequently becomes unconditional, if at the time Bidder is given the necessary transfer documents the takeover contract is still subject to a defeating condition that relates to a circumstance or event referred to in section 9.6(g), within 21 days after the takeover contract resulting from your acceptance of the Offer becomes unconditional.

          (c)   Subject to section 9.5(b) in relation to the Bidder's obligation to provide the Additional Consideration, where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney), then:

            (1)   if that document is delivered with your acceptance, Bidder will provide the consideration in accordance with section 9.5(a) and 9.5(b);

            (2)   if that document is given after acceptance and before the end of the Offer Period, while this Offer is subject to a defeating condition, Bidder will provide the consideration to you by the earlier of:

              (A)  one month after this Offer becomes unconditional; and

              (B)  21 days after the end of the Offer Period;

            (3)   if that document is delivered after acceptance and before the end of the Offer Period, while this Offer is not subject to a defeating condition, Bidder will provide the consideration due to you for Your PLW Shares by the earlier of:

              (A)  one month after that document is delivered; and

              (B)  21 days after the end of the Offer Period; and

            (4)   if that document is given after the end of the Offer Period, Bidder will provide the consideration within 21 days after that document is given. However, if at the time the document is given, the takeover contract is still subject to a defeating condition that relates to a circumstance or event referred to in section 9.6(g), Bidder will provide the consideration due to you for Your PLW Shares within 21 days after the Offer becomes unconditional.

          (d)   If you accept this Offer, Bidder is entitled to all Rights in respect of Your PLW Shares. Bidder may require you to provide all documents necessary to vest title to those Rights in Bidder, or otherwise to give it the benefit or value of those Rights. If you cannot or do not do so before Bidder provides the consideration to you, or if you have received the benefit of those Rights, Bidder will be entitled to deduct from the consideration otherwise due to you the amount (or value, as reasonably assessed by Bidder) of those Rights.

          (e)   Payment of any cash amount to which you are entitled will be made by cheque in A$. The cheque will be sent to you, at your risk, by ordinary mail (or in the case of overseas shareholders, by airmail) to your address as shown on the Acceptance Form or such other address as you may notify to Bidder in writing before dispatch.

          (f)    If, at the time you accept this Offer, you are a resident in, or a resident of, a place outside Australia to which, or you are a person to whom, the Banking (Foreign Exchange)

  Regulations apply, you will not be entitled to receive any consideration for Your PLW Shares until all requisite authorities or clearances of the Reserve Bank of Australia or of the Australian Taxation Office have been received by Bidder. The places and organisations to which the Banking (Foreign Exchange) Regulations currently apply are Iraq, Libya, Taliban, the government and government authorities of Yugoslavia and the National Union for Total Independence of Angola (and its senior officials and their families and its members).

        9.6    Conditions of the Offer

        Subject to section 9.7, the completion of the Offer and any contract that results from your acceptance of the Offer are subject to the fulfilment of the conditions set out below.

  Minimum acceptance condition

          (a)   51% minimum acceptance

          During, or at the end of the Offer Period, Bidder and its associates have relevant interests in at least 51% of the PLW Shares.

  FIRB approval

          (b)   Foreign Investment Review Board approval

          One of the following occurring:

            (1)   the Treasurer of the Commonwealth of Australia (Treasurer) advising Bidder before the end of the Offer Period to the effect that there are no objections to the Takeover Bid in terms of the Federal Government's foreign investment policy; or

            (2)   no order being made in relation to the Takeover Bid under section 22 of the Foreign Acquisitions and Takeovers Act 1975 (Cth) within a period of 40 days after Bidder has notified the Treasurer that it proposes to acquire PLW Shares under the Takeover Bid, and no notice being given by the Treasurer to Bidder during that period to the effect that there are any such objections; or

            (3)   where an order is made under section 22 of the Foreign Acquisitions and Takeovers Act 1975 (Cth), a period of 90 days having expired after the order comes into operation and no notice having been given by the Treasurer to Bidder during that period to the effect that there are any such objections.

  Material change conditions

          (c)   No material adverse effect

            (1)   Between the Announcement Date and the end of the Offer Period, no event, matter or thing occurs or information is disclosed by PLW concerning any event, matter or thing which will or is reasonably likely to have a material adverse effect on the assets and liabilities, financial position and performance, profits and losses or prospects of PLW and its subsidiaries, including as a result of making the Offer or the acquisition of PLW Shares pursuant to the Offer.

            (2)   Without limiting the generality of paragraph (1), an announcement made by PLW to the effect that PLW's net profit after tax for the financial year ending 30 June 2004 is expected or anticipated to be less than $4.88 million, being approximately 90% of PLW's reported net profit after tax of $5.419 million for the financial year ending 30 June 2003, will constitute a breach of the condition in paragraph (1).

            (3)   Payment by PLW of:

              (A)  costs associated with takeover offers for PLW of not more than $3.5 million; and

              (B)  costs of not more than US$850,000 in relation to the termination of the distribution agreement with the Hess Group Australia-related entity,

    will be excluded for the purposes of paragraphs (1) and (2).

          (d)   No significant transactions by PLW

          Between the Announcement Date and the end of the Offer Period, neither PLW nor any subsidiary of PLW:

            (1)   enters into or announces an intention or proposal to enter into;

            (2)   discloses the existence of; or

            (3)   incurs or becomes subject to (or is reasonably likely to incur or become subject to),

  an obligation or arrangement to acquire, or dispose of, any asset or business or any interest therein, or to perform, or acquire the benefit of, any services in relation to any asset or business or interest therein, which will result in, or is reasonably likely to result in, a material change in the assets, liabilities, financial position, profitability, prospects or manner of conduct of PLW's business.

          Without limiting the generality of the foregoing, any acquisition or disposal of any asset or business or interest therein by PLW or any of its subsidiaries for a consideration greater than $5 million in aggregate will be taken to breach the condition above and payment by PLW of:

            (1)   costs associated with takeover offers for PLW of not more than $3.5 million; and

            (2)   costs of not more than US$850,000 arising from the termination of the distribution agreement with the Hess Group Australia-related entity,

  will be excluded from the calculation.

          (e)   No persons exercising rights under certain agreements or instruments

          Other than distributors in respect of any distribution agreement in relation to PLW products, and financiers of the PLW Group in respect of group financing arrangements, there is no person exercising or purporting to exercise, or stating an intention to exercise, any rights under any provision of any agreement or other instrument to which PLW or any PLW subsidiary is a party, or by or to which PLW or any PLW subsidiary or any of its assets may be bound or be subject, which results, or could result, to an extent to which is material in the context of PLW Group taken as a whole, in:

            (1)   any moneys borrowed by PLW or any PLW subsidiary being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument; or

            (2)   any such agreement or other such instrument being terminated or modified or any action being taken or arising thereunder; or

            (3)   the interest of PLW or any PLW subsidiary in any firm, joint venture, trust corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or

            (4)   the business of PLW or any PLW subsidiary with any other person being adversely affected.

          (f)    No adverse interests

          The Target's Statement not revealing the existence or assertion of any third party rights (or absence of PLW rights) in intellectual or real property relating to the PLW business which could reasonably be expected to materially impact on the ability of PLW to conduct its business in the manner it has been conducted prior to the announcement of the Offer.

  No prescribed occurrences

          (g)   No prescribed occurrences

          During the period from the Announcement Date to the date 3 business days after the end of the Offer Period, none of the occurrences listed in Annexure E (being the occurrences listed in section 652C of the Corporations Act) happen (other than an issue of PLW Shares in the circumstances referred to in section 9.1(c)(2)).

        9.7    Nature and benefit of conditions

          (a)   The condition in section 9.6(b) is a condition precedent to Bidder's acquisition of any interest in Shares of a kind which would cause a breach of the provisions of laws referred to therein. Notwithstanding your acceptance of the Offer, unless and until the condition in section 9.6(b) is fulfilled:

            (1)   no contract for the sale of Your PLW Shares will come into force or be binding on you or on Bidder;

            (2)   Bidder will have no rights (conditional or otherwise) in relation to Your PLW Shares; and

            (3)   you will be entitled to withdraw your acceptance by having your Controlling Participant transmit a valid originating message to the Securities Clearing House specifying the PLW Shares to be released from the sub-position, in accordance with Rule 16.5 of the SCH Business Rules, at any time prior to the satisfaction of that condition.

          (b)   The other conditions in section 9.6 are conditions subsequent. The non-fulfilment of any condition subsequent does not, until the end of the Offer Period (or in the case of the conditions in section 9.6(g), until three business days after the end of the Offer Period), prevent a contract to sell Your PLW Shares from arising, but entitles Bidder by written notice to you, to rescind the contract resulting from your acceptance of this Offer.

          (c)   Subject to the Corporations Act, Bidder alone is entitled to the benefit of the conditions in section 9.6, or to rely on any non-fulfilment of any of them.

          (d)   Each condition in section 9.6 is a separate, several and distinct condition.

        9.8    Reasonable endeavours in relation to conditions

        Allied Domecq and its subsidiaries (including Bidder) will each:

          (a)   use their reasonable endeavours to procure that each of the conditions in section 9.6 is fulfilled; and

          (b)   not do or omit to do any thing which may cause a breach of any such condition.

        9.9    Freeing Offer of conditions

          (a)   Bidder may free this Offer and any contract resulting from acceptance from all or any of the conditions in section 9.6 (other than the condition in section 9.6(b)) generally or in relation to any specific occurrence by giving notice in writing to PLW and to ASX declaring this Offer to be free from the relevant condition or conditions specified in accordance with section 650F of the Corporations Act. This notice may be given:

            (1)   in the case of the condition in section 9.6(g)—not later than three business days after the end of the Offer Period; and

            (2)   in the case of the other conditions in section 9.6—not less than 7 days before the end of the Offer Period.

          (b)   Bidder may not, at any time, declare the Offer free of the condition in section 9.6(b).

          (c)   If, at the end of the Offer Period (or in the case of the conditions in section 9.6(g), within three business days after the end of the Offer Period), the conditions in section 9.6 have not been fulfilled and Bidder has not declared the Offer (or it has not become) free from those conditions, all contracts resulting from the acceptance of the Offer will be automatically void.

        9.10    Notice on the status of conditions

        The date for giving the notice on the status of the conditions referred to in section 9.6 required by section 630(1) of the Corporations Act is                        2003 (subject to extension in accordance with section 630(2) of the Corporations Act if the Offer Period is extended).

        9.11    Withdrawal of Offer

          (a)   This Offer may be withdrawn with the consent in writing of ASIC, which consent may be subject to conditions. If so, Bidder will give notice of the withdrawal to ASX and to PLW and will comply with any other conditions imposed by ASIC.

          (b)   If this Offer is withdrawn, all contracts arising from its acceptance become void.

        9.12    Variation of Offer

        Bidder reserves the right to vary this Offer in accordance with the Corporations Act.

        9.13    No stamp duty or brokerage

        Bidder will pay any stamp duty or brokerage charges payable on the transfer of Your PLW Shares to it.

        9.14    Governing law

        This Offer and any contract that results from your acceptance of this Offer are governed by the laws in force in New South Wales.

10    Definitions and interpretation

        10.1    Definitions

        In this Bidder's Statement and in the Acceptance Form, unless the context otherwise requires:

          Acceptance Form means the acceptance form enclosed with this Bidder's Statement;

          ADWW means Allied Domecq World Wines, the premium wine division of the Allied Domecq Group;

          Allied Domecq means Allied Domecq PLC (company registered in England and Wales under company number 3771147);

          Allied Domecq Group means Allied Domecq and its subsidiaries;

          Allied Domecq Holdings means Allied Domecq (Holdings) PLC, a wholly-owned subsidiary of Allied Domecq;

          Announcement Date means the date on which the Offer was announced to ASX, namely 22 September 2003;

          ASIC means Australian Securities and Investments Commission;

          ASX means Australian Stock Exchange Limited;

          A$ or $ means Australian dollars;

          Bid Facility means the loan facility described in section 6.3 under which Allied Domecq Holdings has agreed to make available funds to Bidder;

          Bidder means Allied Domecq Wines Australia Pty Ltd (ACN 106 330 394), a wholly owned subsidiary of Allied Domecq;

          Bidder's Statement or Statement means this document, being the statement of Bidder under Part 6.5 Division 2 of the Corporations Act relating to the Offer;

          Broker means a member organisation admitted to participate in the Clearing House Electronic Sub-register system under Rule 2.1.1 of the SCH Business Rules;

          CHESS Holding means a number of Shares which are registered on PLW's share register being a register administered by the Securities Clearing House and which records uncertificated holdings of PLW Shares;

          Controlling Participant means, in relation to Your PLW Shares, the Broker or Non-Broker Participant that has the capacity in the Clearing House Electronic Sub-Register System to transfer Your PLW Shares;

          Corporations Act means the Corporations Act 2001 (Cth);

          EBITDA means earnings before interest, tax, depreciation and amortization;

          enterprise value means in respect of an entity, the sum of market capitalisation and net debt of the entity;

          FIRB means Foreign Investment Review Board;

          Hess Group Australia means Hess Group Australia Pty Ltd (ACN 105 956 732);

          Listing Rules means the Listing Rules of ASX;

          Montana Australia means Montana Australia Pty Ltd (ACN 067 133 537), a wholly-owned subsidiary of Allied Domecq;

          Non-Broker Participant means an entity admitted to participate in the Clearing House Electronic Sub-register system under Rule 2.3.1, 2.3.2 or 2.4.1 of the SCH Business Rules;

          Offer means Bidder's offer to acquire PLW Shares as contained in section 9 of this Bidder's Statement;

          Offer Amount has the meaning set out in section 6.1;

          Offer Period means the period during which the Offer will remain open for acceptance in accordance with section 9.2 of this Bidder's Statement;

          PLW or Peter Lehmann Wines means Peter Lehmann Wines Limited (ACN 059 347 910);

          PLW Group means PLW and its subsidiaries;

          PLW Options means rights to acquire unissued PLW Shares described in section 4.4;

          PLW Share Plans means the share plans described in section 4.3;

          PLW Shares means fully paid ordinary shares in PLW and includes all Rights attaching to them;

          Register Date means the date of this Bidder's Statement;

          Rights means all accretions, rights or benefits of whatever kind attaching to or arising from the PLW Shares directly or indirectly at or after the date of this Bidder's Statement including, without limitation, all dividends and all rights to receive them or rights to receive or subscribe for shares, notes, bonds, options or other securities declared, paid or issued by PLW or by any PLW subsidiary but excluding the final dividend of 5.5 cents per PLW Share declared by PLW in respect of the financial year ended 30 June 2003;

          SCH Business Rules means the Business Rules of the Securities Clearing House which governs the administration of the Clearing House Electronic Sub-register System;

          Takeover Bid means the off-market takeover bid constituted by the Offer;

          Target's Statement means the Target's Statement to be issued by PLW in response to this Bidder's Statement as required under the Corporations Act;

          UK means the United Kingdom;

          US means the United States of America; and

          Your PLW Shares means the PLW Shares:

            (a)   of which you are registered or entitled to be registered as the holder in the register of members of PLW at open of business (Sydney time) on the Register Date; or

            (b)   to which you are able to give good title at the time you accept this Offer during the Offer Period.

        10.2    Interpretation

        In this Bidder's Statement and in the Acceptance Form, unless the context otherwise requires:

          (a)   words and phrases have the same meaning (if any) given to them in the Corporations Act;

          (b)   words importing a gender include any gender;

          (c)   words importing the singular include the plural and vice versa;

          (d)   an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa;

          (e)   a reference to a section, annexure and schedule is a reference to a section of and an annexure and schedule to this Bidder's Statement as relevant;

          (f)    a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances, or by-laws amending, consolidating or replacing it, whether passed by the same or another government agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

          (g)   headings and holdings are for convenience only and do not affect the interpretation of this Bidder's Statement;

          (h)   a reference to time is a reference to time in Sydney, Australia;

          (i)    a reference to writing includes e-mail and facsimile transmissions;

          (j)    a reference to dollars, $, A$, cents, ¢ and currency is a reference to the lawful currency of the Commonwealth of Australia;

          (k)   a reference to US$ is a reference to the lawful currency of the United States of America; and

          (l)    a reference to £ is a reference to the lawful currency of the United Kingdom.

11    Approval of Bidder's Statement

        This Bidder's Statement has been approved by a resolution passed by the directors of Bidder.

Dated: 22 September 2003

Signed for and on behalf of Allied Domecq Wines Australia Pty Ltd
/s/ BRIAN JOHNSTON Brian Johnston Director

Annexure A—Allied Domecq's operating divisions

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Annexure B—ASX announcements by PLW between 30 June 2003 and 19 September 2003

Date	Announcement
08/08/2003	Resignation of director
08/08/2003	Final Director's interest notice
29/08/2003	Preliminary Final Report
29/08/2003	Takeover Offer by Hess Group AG
02/09/2003	Open Briefing Peter Lehmann Wines 2003 Profit and other
02/09/2003	Becoming a Substantial Shareholder from Hess Group Australia Pty Ltd
03/09/2003	Change in substantial shareholding from Peter Lehmann
05/09/2003	Bidder's Statement — Off-market bid by Hess Group Australia Pty Ltd
08/09/2003	Update on Hess Group takeover and approach by Allied Domecq plc
08/09/2003	Statement from Allied Domecq plc
16/09/2003	Letter to shareholders re takeover activity
16/09/2003	Hess Group Australia receives approval by FIRB
17/09/2003	Full year accounts
17/09/2003	Concise financial report
17/09/2003	Hess Group Lodgement of Supplementary Bidder's Statement
17/09/2003	Supplementary and Replacement Bidder's Statement by Hess Group

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Annexure C—Announcements in relation to the Offer

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FOR IMMEDIATE RELEASE	5 September 2003

Discussions in relation to holding in Peter Lehmann Wines Limited

        Allied Domecq PLC (Allied) note the announcement to the Australian Stock Exchange on 29 August 2003 by the Hess Group A.G. that it proposes, through an Australian subsidiary, to make a conditional cash takeover bid for all of the shares in Peter Lehmann Wines Limited (Peter Lehmann Wines) that it does not already own.

        Allied is the largest shareholder in Peter Lehmann Wines, with a holding of 14.53% of the issued ordinary shares in the company.

        Allied confirms that it is presently seeking the opportunity to discuss with the Board of Peter Lehmann Wines its options regarding its holding in the company. The matters which Allied is seeking to discuss include, inter alia, the possibility of Allied making a competing offer for Peter Lehmann Wines. However, at this time, Allied has not made any decision about making such an offer.

        Allied will make a further announcement in relation to its holding in Peter Lehmann Wines in due course.

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22 September 2003

Allied Domecq PLC Bid for Peter Lehmann Wines Limited

        Allied Domecq, through its wholly owned subsidiary Allied Domecq Wines Australia Pty Ltd, announces a A$143.6 million (£59.5 million) cash offer (the Offer) for Peter Lehmann Wines Limited (PLW). The Offer will increase to A$149.2 million (£61.8 million) if certain conditions are satisfied.

        The Offer is A$3.85 for each PLW share. That figure will increase by A$0.15 per share to A$4.00 if Allied Domecq Wines Australia Pty Ltd and its associates have a relevant interest in at least 90% of the issued share capital of PLW when the Offer closes.

        In addition, PLW shareholders will be entitled to retain the fully franked final PLW dividend of 5.5 cents per share, announced by the company on 29 August 2003, if they are the registered holder of PLW shares on the record date of 23 September 2003.

        Taken together, the total value of the Offer (for shareholders entitled to receive the dividend) is A$3.905 per PLW share. The value of the Offer will increase to A$4.055 per PLW share if Allied Domecq Wines Australia Pty Ltd and its associates have a relevant interest in 90% of the issued share capital of PLW when the Offer closes.

        The maximum consideration under the Allied Domecq Offer of $4.00 per share(1) represents:

  •
  a premium of 14.3% over the conditional offer by the Swiss-owned Hess Group Australia Pty Limited (the Hess Offer) announced on 29 August 2003; and

  •
  a premium of 33.3% to PLW's weighted average share price over the 6 months prior to the announcement of the Hess Offer of A$3.00 per PLW share(2).

        The Offer will be subject to a number of conditions, a summary of which is set out in Appendix I to this announcement(3).

        Allied Domecq is the largest shareholder in PLW, with a relevant interest in 14.53% of the issued ordinary shares in the company.

        Commenting on the Offer Allied Domecq Chief Executive Philip Bowman said:

          "The future of Peter Lehmann Wines has now been made an issue only its shareholders can decide.

          "Our Offer is 10.0% higher than the Hess Offer at the lower price and 14.3% higher than the Hess Offer at the higher price. We believe that it represents fair value for PLW's shareholders and would provide PLW and its employees with more resources and a better position to build on their success so far.

          "We are great admirers of the Peter Lehmann wines, which are inextricable linked with the Barossa, one of Australia's finest wine growing regions and justifiably respected the world over.

(1)
Exclusive of the 5.5c fully franked PLW dividend.

(2)
Weighted average price rounded to two decimal places. This amount has been calculated using daily closing prices weighted by daily volumes over the period from 28 February 2003 to 28 August 2003.

(3)
Appendix I is a summary only of the conditions to the offer. The full text of the conditions to the offer will be set out in Allied Domecq's Bidder's Statement, which will be lodged with ASIC.

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          "Consumer demand for Australian wines is growing, especially in the US, the UK, Scandinavia and in Duty Free. We believe that the strength and reach of the Allied Domecq World Wines (ADWW) network can give the Peter Lehmann brands the level of support and access to these (and other) markets that they deserve.

          "The Peter Lehmann Wines brands would join the focused family of premium brands managed by ADWW and would play a key role in the portfolio. They would be marketed and distributed alongside brands like Clos du Bois, a brand leader in the US, and Montana, which has achieved market prominence in the UK.

          "The ADWW culture is based upon a loose confederation. The small central team directs investment decisions, fosters the transfer of ideas and uses the overall scale of the business where real benefit may be gained by all wine businesses, (in areas like distribution and procurement), while affording autonomy at a local operational level. This gives the local wine companies maximum flexibility and sovereignty in their regions.

          "If our Offer is successful, Peter Lehmann Wines would join this confederation of wine businesses and would continue to operate with significant local autonomy. This will mean:

  •
  The identity and integrity of PLW as the pre-eminent Barossa winemaker will be maintained. PLW's Barossa heritage and winemaking techniques would be cherished.

  •
  PLW will have real access to real cost savings—our seven wine businesses and three wine-related businesses (Harvey's sherry, Cockburn's port and Courvoisier cognac) can and do buy bottles, cork and barrels more cheaply than a single stand-alone business;

  •
  PLW employees will have the opportunity to share ideas with other premium wine businesses around the world; and

  •
  PLW will be able to access the capital and talent readily available from the wider Allied Domecq group and necessary to support its future growth."

        Allied Domecq expects to lodge its Bidder's Statement later today and to dispatch it to PLW shareholders shortly thereafter.

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Further information

        Summary information on Allied Domecq can be obtained from its website, www.allieddomecq.com. Original high-resolution photographs are available to the media free of charge at www.newscast.co.uk +44 207 608 1000.

Allied Domecq PLC (UK)	Savage & Horrigan Australia
Media
Stephen Whitehead Director of Corporate Affairs +44 (0) 20 7009 3927/+44 (0) 7880 783 532	Jane Mussared Allied Domecq Spokesperson (Australia) Tel: 0404 852 813
Anthony Cardew Cardew & Co. +44 (0) 20 7930 0777	Jennifer Horrigan Savage & Horrigan Tel: 02 9268 1501/0414 539 441
Allied Domecq Investor Relations Peter Durman +44 (0) 7771 974 817

PLW Shareholder Inquiries

        Inquiries from Peter Lehmann Wines Limited shareholders will not be taken on the above numbers. All such inquiries should be directed to the Peter Lehmann Wines Offer Information Line on (Australia) 1300 766 699 or (outside Australia) +61 2 9240 7458. For legal reasons calls to these numbers will be recorded.

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Appendix I
Summary of Conditions of the Offer

  •
  51% minimum Acceptance: Allied Domecq and its associates have relevant interests in at least 51% of the PLW shares.

  •
  FIRB Approval: The Commonwealth Treasurer confirms that there are no objections to the acquisition of 100% of the PLW shares by Allied Domecq in terms of the government's foreign investment policy.

  •
  No material adverse effect: No event, matter or thing occurs, is announced or becomes known by Allied Domecq prior to the close of the Offer, which will, or is reasonably likely to have, a material adverse effect on the business, financial position and performance, assets and liabilities, or profitability or prospects of PLW or any of its subsidiaries (including, but not limited to, any announcement by PLW that it expects net profit after tax for the financial year ending 30 June 2004 to be less than 90% of the figure recorded for the financial year ended 30 June 2003), but excluding the incurring of any costs associated with the takeover offers for PLW of not more than $3.5 million or in relation to the termination of the distribution agreement with the Hess Group at a cost of not more than US$850,000.

  •
  No significant transactions by PLW: None of PLW or its subsidiaries entering into, announcing an intention to enter into, disclosing the existence of or otherwise becoming subject to a material transaction (including an acquisition, disposal or services agreement) which could be reasonably expected to result in a material adverse change in the assets, liabilities, financial position, profitability, prospects or manner of conduct of PLW's business. For the purposes of this condition (1) $5 million will be regarded as material; and (2) costs associated with the takeover offers for PLW of not more than $3.5 million and costs arising from the termination of the distribution agreement with the Hess Group of not more than US$850,000 will be excluded from the calculation.

  •
  No persons exercising rights under certain agreements or instruments: Other than distributors in respect of any distribution agreement in relation to PLW product or financiers of the PLW Group in respect of group financing arrangements there is no person exercising, purporting to exercise or stating an intention to exercise, rights of termination or acceleration (or other adverse rights) under an agreement binding PLW (or affecting it assets), to an extent which is material in the context of PLW Group taken as a whole.

  •
  No adverse interests: The Target's Statement not revealing the existence or assertion of any third party rights (or absence of PLW rights) in intellectual or real property relating to the PLW business which could reasonably be expected to materially impact on the ability of PLW to conduct its business in the manner it has been conducted prior to the announcement of the Offer.

  •
  Prescribed occurrences: No prescribed occurrences (being the occurrences listed in section 652C of the Corporations Act) occurring in relation to PLW or its subsidiaries prior to the close of the Offer (other than an issue of shares on the exercise of PLW options).

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Annexure D—ASIC Declaration

1

Australian Securities and Investments Commission
Corporations Act 2001—Paragraph 655A(1)(b)—Declaration

        Pursuant to paragraph 655A(1)(b) of the Corporations Act 2001 ("Act"), the Australian Securities and Investments Commission ("ASIC") hereby declares Chapter 6 of the Act applies to the person specified in Schedule A in the case referred to in Schedule B as if:

          1.     Subsection 620(2) of the Act was modified or varied by inserting the following words at the conclusion of that subsection:

    "This subsection is subject to subsection (2A).".

          2.     Section 620 of the Act was modified or varied by inserting the following subsection after subsection 620(2):

            "(2A) If the offer provides that a person will be entitled to be paid or provided further consideration (additional consideration), in addition to the consideration referred to in subsection 620(2), if a condition relating to the level of acceptance of the offer is satisfied or waived (the condition):

              (a)   the bidder is to pay or provide the consideration referred to in subsection 620(2) within the period referred to in subsection 620(2); and

              (b)   if the condition has been waived or satisfied at the time when the person becomes entitled to be paid or provided the consideration referred to in subsection 620(2), the person is entitled to be paid or provided the additional consideration at that time; or

              (c)   if the condition has not been waived or satisfied at the time when the person is entitled to be paid or provided the consideration referred to in subsection 620(2), but the condition is subsequently waived or satisfied, the person is entitled to be paid or provided the additional consideration by the end of whichever of the following periods ends earlier:

                  (i)  1 month after the condition has been satisfied or waived; or

                 (ii)  21 days after the end of the offer period; or

              (d)   if the condition has not been waived or satisfied at the time when the person is entitled to be paid or provided the consideration referred to in subsection 620(2), but the condition is subsequently waived or satisfied, if at the time the bidder is given the necessary transfer documents the takeover contract is subject to a defeating condition that relates only to the happening of an event or circumstance referred to in subsection 652C(1) or (2), the person is entitled to be paid or provided the additional consideration within 21 days after the takeover contract becomes unconditional.

    The condition referred to in this subsection is not a defeating condition."

Schedule A

Allied Domecq Wines Australia Pty Ltd ACN 106 330 394 ("the bidder")

Schedule B

        A takeover bid by the bidder for all the ordinary shares in Peter Lehmann Wines Limited ACN 059 347 910 made pursuant to a bidder's statement lodged with ASIC on or about the date of this instrument.

2

Dated: 22 September 2003	/s/ SHIRLEY WU Signed by Shirley Wu
as a delegate of the Australian Securities and Investments Commission

3

Annexure E—Prescribed occurrences

        The prescribed occurrences, for the purposes of the condition in section 9.6(g) of this Bidder's Statement (being the prescribed occurrences listed in section 652C of the Corporations Act) are:

          (1)   PLW converting all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

          (2)   PLW or a subsidiary of PLW resolving to reduce its share capital in any way;

          (3)   PLW or a subsidiary of PLW entering into a buy back agreement or resolving to approve the terms of a buy back agreement under subsection 257C(1) or 257D(1) of the Corporations Act;

          (4)   PLW or a subsidiary of PLW making an issue of its shares or granting an option over its shares or agreeing to make such an issue or grant such an option;

          (5)   PLW or a subsidiary of PLW issuing, or agreeing to issue, converting notes;

          (6)   PLW or a subsidiary of PLW disposing or agreeing to dispose, of the whole, or a substantial part, of its business or property;

          (7)   PLW or a subsidiary of PLW charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

          (8)   PLW or a subsidiary of PLW resolving that it be wound up;

          (9)   the appointment of a liquidator or provisional liquidator of PLW or of a subsidiary of PLW;

          (10) the making of an order by a court for the winding up of PLW or of a subsidiary of PLW;

          (11) an administrator of PLW or of a subsidiary of PLW being appointed under section 436A, 436B or 436C of the Corporations Act;

          (12) PLW or a subsidiary of PLW executing a deed of company arrangement; or

          (13) the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of PLW or of a subsidiary of PLW.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

23 September, 2003
ALLIED DOMECQ PLC
	By:	/s/ CHARLES BROWN
	Name:	Charles Brown
	Title:	Director of Secretariat & Deputy Company Seceretary

QuickLinks

  Annexure A—Allied Domecq's operating divisions
  Annexure B—ASX announcements by PLW between 30 June 2003 and 19 September 2003
  Annexure C—Announcements in relation to the Offer
  Annexure D—ASIC Declaration
  Annexure E—Prescribed occurrences
SIGNATURE